Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

OneSource Information Services, Inc.

at

$8.85 Net per Share

by

OSIS Acquisition Corp.

a direct wholly-owned subsidiary of

infoUSA Inc.

      THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, JUNE 3, 2004, UNLESS THE OFFER IS EXTENDED.

      This Offer is being made in accordance with an Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 29, 2004, by and among OneSource Information Services, Inc., a Delaware corporation (“OneSource”), OSIS Acquisition Corp., a Delaware corporation (the “Purchaser”) and infoUSA Inc., a Delaware corporation (“infoUSA”). Upon the recommendation of the Special Committee of the Board of Directors of OneSource, the Board of Directors of OneSource has approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (as defined below), has determined that each of the Offer and the Merger is in the best interests of OneSource stockholders, and has recommended that OneSource stockholders accept the Offer and tender their shares pursuant to the Offer.

      The Offer is conditioned upon, among other things, (1) there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of shares of Common Stock, par value $0.01 per share, of OneSource, including the associated rights to purchase shares of preferred stock of OneSource (the “Shares”), which would represent at least fifty-one percent (51%) of the outstanding Shares of OneSource on a fully-diluted basis (the “Minimum Condition”), and (2) the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, before the expiration date of the Offer. The Offer is also subject to certain other terms and conditions. See Section 14 (“Certain Conditions of The Offer”).

IMPORTANT

      Any stockholder desiring to tender all or any portion of such stockholder’s Shares should either: (1) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal and (a) mail or deliver it, together with the certificate(s) evidencing the tendered Shares and any other required documents, to the Depositary named herein, or (b) tender such Shares pursuant to the procedures for book-entry transfer set forth in Section 3, or (2) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee must contact such broker, dealer, commercial bank, trust company, or other nominee if such stockholder desires to tender Shares so registered.

      A stockholder who desires to tender Shares and whose certificates evidencing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer described in this Offer to Purchase on a timely basis, may tender such Shares by following the procedures for guaranteed delivery set forth in Section 3.

      Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal, or other Offer materials, may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase. Stockholders may also contact brokers, dealers, commercial banks, or trust companies for assistance concerning the Offer.

May 6, 2004

i

SUMMARY TERM SHEET

      OSIS Acquisition Corp. is offering to purchase all of the outstanding shares of common stock of OneSource Information Services, Inc. (“OneSource”) for $8.85 per share in cash. Through a question and answer format, this summary term sheet will explain to you the important terms of the proposed transaction. This explanation will assist you in deciding whether to tender your shares to OSIS Acquisition Corp. This summary term sheet serves only as an introduction, and we urge you to carefully read the remainder of the Offer to Purchase and the accompanying Letter of Transmittal in order to fully educate yourself on the details of the proposed transaction.

Who is offering to buy the common stock of OneSource?

•	Our name is OSIS Acquisition Corp. We are a Delaware corporation formed for the purpose of making this cash tender offer for your shares of common stock of OneSource. We are a direct wholly-owned subsidiary of infoUSA Inc., a Delaware corporation (“infoUSA”), whose shares are listed on the Nasdaq National Market. See Section 9 (“Certain Information Concerning the Purchaser and infoUSA”)

What are the classes and amounts of securities sought in the offer?

•	We are offering to purchase all of the outstanding shares of common stock, par value $0.01 per share, of OneSource, together with the associated rights to purchase shares of preferred stock of OneSource. See “Introduction” to this Offer to Purchase and Section 1 (“Terms of the Offer; Expiration Date”).

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

•	We are offering to pay $8.85 per share, net to you, in cash, less any required withholding of taxes and without interest. We will not pay any additional consideration for the rights to purchase shares of preferred stock of OneSource associated with the shares of common stock.

•	If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. In addition, if you do not complete and sign the Substitute Form W-9 included in the letter of transmittal or provide us with other acceptable certification of your status as described in the Letter of Transmittal, you may be subject to required backup Federal income tax withholding. See “Introduction” to this Offer to Purchase.

What are the “rights to purchase shares of preferred stock” of OneSource?

•	The rights to purchase shares of preferred stock of OneSource were issued to all holders of shares of OneSource in connection with the adoption by OneSource in October 2003 of a rights plan (sometimes known as a “poison pill”). These rights currently are not represented by separate certificates. Instead, they are represented by the certificates representing shares of common stock. Assuming the rights are not distributed, a tender of shares of common stock in the offer will include a tender of these associated rights. We will not pay any additional consideration for these rights. See “Introduction” to this Offer to Purchase.

What is the purpose of the tender offer?

•	The purpose of the offer is to enable infoUSA to acquire control of OneSource. If the offer is successful, we will be merged with and into OneSource and OneSource will become a direct wholly-owned subsidiary of infoUSA. See “Introduction” to this Offer to Purchase and Section 12

(“Purpose of the Offer; Plans for OneSource; Merger Agreement; Tender and Voting Agreement; Stockholder Support Agreement; Confidentiality Agreement”).

What does the OneSource Board of Directors think of the tender offer and merger?

•	Upon the recommendation of the Special Committee of the Board of Directors of OneSource, the Board of Directors of OneSource has approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the offer and the merger, has determined that each of the offer and the merger is in your best interests, and has recommended that you accept the offer and tender your shares. See “Introduction” to this Offer to Purchase and Section 12 (“Purpose of the Offer; Plans for OneSource; Merger Agreement; Tender and Voting Agreement; Stockholder Support Agreement; Confidentiality Agreement”).

What are the most significant conditions to the offer?

•	We are not obligated to purchase any shares that you validly tender unless the number of shares validly tendered and not properly withdrawn before the expiration date of the offer represents, in the aggregate, at least 51% of the outstanding shares of OneSource on a fully-diluted basis on the date of purchase. We call this condition the “minimum condition.” In this context, the phrase “on a fully-diluted basis” means, as of a particular date, all outstanding shares of OneSource common stock, plus the number of shares OneSource could be required to issue pursuant to outstanding, exercisable, in-the-money employee stock options or similar rights, but excluding the option granted to us by OneSource under the merger agreement, and excluding the rights to purchase preferred stock of OneSource associated with the common stock.

•	We are also not obligated to purchase any shares which you validly tender if, among other things:

•	OneSource does not continue to operate its business according to ordinary and past practices;

•	there is a material adverse effect to OneSource or its business; or

•	we have not received required approvals under United States antitrust laws.

•	We are also not obligated to purchase any shares you validly tender if any other conditions described in Section 14 (“Certain Conditions to the Offer”) and discussed in Section 1 (“Terms of the Offer; Expiration Date”) are not satisfied or waived.

How long do I have to decide whether to tender in the offer?

•	Our offer to purchase your shares expires at 12:00 midnight, New York City time, on Thursday, June 3, 2004. This is called the initial expiration date. See Section 1 (“Terms of the Offer; Expiration Date”).

Can OSIS Acquisition Corp. extend the offer past the initial expiration date and under what circumstances?

•	Yes. In our discretion, we can extend the offer past the initial expiration date. If we choose to do so, you will be able to tender your shares until 12:00 midnight, New York City time, on the new expiration date.

•	We can extend the offer past the initial expiration date:

•	for successive extension periods of up to 15 business days in the aggregate if, at any scheduled expiration date, any conditions to the offer have not been satisfied or waived;

•	for any period that may be required to comply with a Securities and Exchange Commission (“SEC”) rule or regulation;

•	for successive extension periods of up to 3 business days each, up to 20 business days in the aggregate, if all conditions are satisfied but stockholders have tendered less than 90% of the outstanding shares of common stock of OneSource.

•	We have also agreed that, if all of the conditions to the offer are not satisfied on any scheduled expiration date of the offer, OneSource may require us to extend the offer for two successive extension periods of five business days each. See Section 1 (“Terms of the Offer; Expiration Date”).

Will there be a subsequent offering period?

•	After the expiration of the offer, we may provide for a subsequent offering period of 3 business days to 20 business days. A subsequent offering period is an additional period of time to solicit more shares that begins after we have purchased shares already tendered. During the subsequent offering period, if any, stockholders may tender (but not withdraw) their shares and receive the offer consideration. See Section 1 (“Terms of the Offer; Expiration Date”).

How will I be notified if the offer is extended?

•	We will announce an extension no later than 9:00 a.m., New York City time, on the business day after a scheduled expiration date by issuing a press release. See Section 1 (“Terms of the Offer; Expiration Date”).

How do I accept your offer and tender my shares?

•	To tender your shares, you must deliver your share certificates, together with a completed letter of transmittal, to the depositary on or prior to the expiration date. If your shares are held by your broker in street name, you must instruct your broker to tender your shares on your behalf. In either case, Wells Fargo Bank, N.A., as the depositary in this offer, must receive all required documents by the expiration date of the offer. If you cannot get all of the documents or instruments that you are required to deliver to the depositary in time, you can still tender your shares by following the procedures for guaranteed delivery set forth in this document. See Section 3 (“Procedure for Tendering Shares”).

How and when do I get paid for my tendered shares?

•	We will pay for the shares accepted for payment by depositing the purchase price with the depositary. The depositary will act as your agent and will transmit to you the payment for all shares accepted for payment. If all of the conditions of the offer are satisfied or waived and your shares are accepted for payment, the depositary will pay you promptly after the expiration of the offer. No interest will be paid on the cash amount payable to you, regardless of when you are paid. See Section 2 (“Acceptance for Payment and Payment for Shares”).

Until what time can I withdraw my previously tendered shares?

•	You can withdraw all or a portion of your tendered shares at any time on or prior to any scheduled expiration date. After the offer expires, the tender is irrevocable unless we have not accepted your shares for payment by July 5, 2004. On and after this date, you can withdraw your tendered shares until we accept them for payment. This right to withdraw will not apply to shares tendered in any subsequent offering period, if one is provided. See Section 4 (“Withdrawal Rights”).

•	If we provide for a subsequent offering period after the expiration of the offer, we must make a public announcement and promptly accept for payment those shares that were validly tendered before the expiration. You will not have a right to withdraw your shares during the subsequent offering period. See Section 1 (“Terms of the Offer; Expiration Date”).

How do I withdraw previously tendered shares?

•	To withdraw your shares, you must timely deliver written, telegraphic, or facsimile transmission notice of withdrawal to the depositary that specifies your name, address, taxpayer identification number, the number of shares being withdrawn, and the name of the registered holder of the shares, if different from the person who tendered the shares. If you tendered your shares by giving instructions to a broker, dealer, or other nominee, you must instruct the broker, dealer, or other nominee to arrange for the withdrawal of your shares. See Section 4 (“Withdrawal Rights”).

What are the tax consequences of the sale of my shares to OSIS Acquisition Corp.?

•	The sale of shares to us is a taxable transaction for Federal, and possibly state, income tax purposes. In general, you will recognize gain or loss equal to the difference between the tax basis of your shares and the amount of cash that you receive from us for the shares. You will generally recognize the gain or loss in the year in which you actually get paid for your shares. You should consult with your own tax advisor about the particular effect the tender will have on you. See Section 5 (“Certain United States Tax Considerations”).

What is the market value of my shares as of a recent date?

•	On April 28, 2004, the last full trading day before we signed the merger agreement, the closing price per share of OneSource common stock on the Nasdaq National Market was $8.25. On May 5, 2004, the last full trading day before we commenced the offer, the closing price per share of OneSource common stock on the Nasdaq National Market was $8.79. See Section 6 (“Price Range of Shares; Dividends”).

What is the total amount of funds that OSIS Acquisition Corp. will require to consummate the proposed transactions?

•	Assuming that holders of options to purchase OneSource shares elect to receive cash payment for such options, rather than exercise their options and tender them in the offer, we estimate that we will require approximately $106 million to consummate the offer and merger. This amount excludes the fees and expenses we will have to pay in connection with the tender offer and the merger. If holders of options to purchase OneSource shares exercise such options and tender the shares issued upon exercise in the offer, the funds required to consummate the offer will increase, the funds required to consummate the merger will decrease, and the exercise price paid by such option holders upon exercise will, as an indirect result of the acquisition of OneSource by the Purchaser, become the property of infoUSA and the Purchaser. See Section 10 (“Source and Amount of Funds”).

Does OSIS Acquisition Corp. have the financial resources to make payment?

•	Yes, we will obtain all necessary funds through capital contributions or advances by infoUSA. infoUSA will obtain the funds by drawing on a financing commitment provided to infoUSA by Wells Fargo Bank, N.A., infoUSA’s current lender. See Section 10 (“Source and Amount of Funds”).

Is OSIS Acquisition Corp.’s financial condition relevant to my decision on whether to tender my shares in the offer?

•	We do not think our financial condition is relevant to your decision whether to tender your shares and accept the offer because the offer consists solely of cash, the offer is not subject to any financing condition, infoUSA is a public reporting company that files reports electronically on EDGAR, and the offer is for all outstanding shares of OneSource common stock. If we consummate the offer, we will acquire all remaining shares in the subsequent merger for the same cash price as the offer. See Section 10 (“Source and Amount of Funds”).

v

Have any stockholders or directors and officers of OneSource already agreed to tender their shares?

•	Yes, ValueAct Capital Partners, L.P. and its affiliates have agreed to tender their shares in the offer and vote their shares in favor of approval of the merger agreement and the merger. Martin F. Kahn, the Executive Chairman and interim Chief Executive Officer of OneSource, has also agreed to tender his shares in the offer and vote his shares (including any shares issuable pursuant to exercise of options) in favor of approval of the merger agreement and the merger, and has granted infoUSA a proxy to vote his shares on matters pertaining to the merger agreement and the merger. ValueAct and Mr. Kahn hold shares equal to approximately 34% of the outstanding shares of OneSource. See “Introduction” to this Offer to Purchase and Section 12 (“Purpose of the Offer; Plans for OneSource; Merger Agreement; Tender and Voting Agreement; Stockholder Support Agreement; Confidentiality Agreement”).

If the offer is completed, what will happen to OneSource after the offer?

•	If the offer is consummated, provided certain conditions are met, OSIS Acquisition Corp. will be merged into OneSource. As a result of the merger, OneSource will become a direct wholly-owned subsidiary of infoUSA.

•	If following the consummation of the offer we own at least 90% of the then-outstanding OneSource shares, we will not be required to call a meeting of OneSource stockholders to approve the merger. If following the consummation of the offer we own less than 90% of the then-outstanding OneSource shares, OneSource will call and hold a meeting of OneSource stockholders as promptly as possible for the purpose of voting on the approval of the merger agreement and the merger. We will vote all OneSource shares we own, including shares we acquire in the offer, in favor of approval of the merger agreement and the merger. If the offer is completed, we will own at least 51% of the then-outstanding OneSource shares and will be able to approve the merger agreement and the merger even if no other OneSource stockholder votes in favor of such approval. See “Introduction” to this Offer to Purchase and Section 12 (“Purpose of the Offer; Plans for OneSource; Merger Agreement; Tender and Voting Agreement; Stockholder Support Agreement; Confidentiality Agreement”).

If the offer is completed, will OneSource continue as a public company?

•	If the offer is completed, we expect to consummate the merger. If the merger takes place, OneSource will no longer be publicly owned or traded on the Nasdaq National Market and will cease making filings with the SEC.

•	Even if for some reason the merger does not take place, if we purchase all shares that are validly tendered and not properly withdrawn, there may be so few remaining stockholders of publicly-held shares that OneSource will no longer be eligible to be traded on the Nasdaq National Market, there may not be a public trading market for OneSource common stock, and OneSource may cease making filings with the SEC or otherwise cease being required to comply with the SEC rules relating to publicly-held companies. See Section 7 (“Effect of the Offer on the Market for the Shares, Nasdaq Quotation, and Exchange Act Registration”).

If I decide not to tender but the offer is successful, what will happen to my shares?

•	If the offer is successful and the subsequent merger occurs, stockholders who do not tender will receive the same amount of cash per share that they would have received had they tendered, unless they properly exercise appraisal rights under Delaware law. Therefore, if you do not tender and you do not exercise appraisal rights, and if the merger occurs, the only difference to you between tendering and not tendering is that if you do not tender, you will receive payment on a later date in connection with the merger and without any interest on the amount of such payment. See Section 7 (“Effect of the Offer on the Market for the Shares, Nasdaq Quotation, and Exchange Act Registration”), Section 12 (“Purpose of the Offer; Plans for OneSource; Merger

Agreement; Tender and Voting Agreement; Stockholder Support Agreement; Confidentiality Agreement”), and Section 15 (“Certain Legal Matters and Regulatory Approvals”).

Will I have appraisal rights?

•	No appraisal rights are available in connection with the offer.

•	However, if you choose not to tender your shares in the offer, and the merger is consummated, you have certain rights under Delaware law to demand appraisal of your shares. You must comply with the required statutory procedures to exercise your appraisal rights. Any judicial determination of the fair value of your shares as a result of your exercise of appraisal rights could be based upon factors other than, or in addition to, the price per share to be paid in the merger or the market value of the shares. The determination could be more than or less than the price per share to be paid in the merger. See Section 15 (“Certain Legal Matters and Regulatory Approvals”) and Schedule II to this Offer to Purchase for a more complete description of appraisal rights and the complete text of the Delaware appraisal rights statute.

Who can I talk to if I have questions about the offer?

•	Stockholders can call D.F. King & Co., Inc. at (800) 769-4414. D.F. King & Co., Inc. is acting as the information agent for the offer. See the back cover of this Offer to Purchase.

TO:     The Holders of Common Stock of OneSource Information Services, Inc.:

INTRODUCTION

      OSIS Acquisition Corp., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of infoUSA Inc., a Delaware corporation (“infoUSA”), hereby offers to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of OneSource Information Services, Inc., a Delaware corporation (“OneSource”), at a purchase price of $8.85 per Share (the “Offer Price”), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the “Offer”). All references to “Shares” in this Offer to Purchase include the associated rights (the “Rights”) to purchase shares of preferred stock of OneSource issued pursuant to the Rights Agreement, dated as of October 7, 2003, as amended to date, between OneSource and American Stock Transfer & Trust Company, as Rights Agent (as so amended, the “Rights Agreement”).

      The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 29, 2004 (the “Merger Agreement”), by and among OneSource, infoUSA, and the Purchaser. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and the satisfaction or, to the extent permitted under the Merger Agreement, waiver, of all conditions to the Merger, and in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”), the Purchaser will be merged with and into OneSource (the “Merger”). Upon consummation of the Merger, OneSource will be the surviving corporation and a direct wholly-owned subsidiary of infoUSA. In the Merger, each outstanding Share (other than Shares owned by OneSource or its wholly-owned subsidiaries, as treasury stock or otherwise, or Shares owned by infoUSA or Purchaser or their respective affiliates immediately prior to the effective time of the Merger, all of which will be canceled, and Shares which are owned by holders of Shares who have not voted in favor of the Merger or consented thereto in writing and who have properly demanded appraisal for such Shares in accordance with the DGCL) will be converted into and represent the right to receive $8.85 in cash, without interest (the “Merger Consideration”). If the Merger is consummated, stockholders who have not tendered their Shares in the Offer and who demand and perfect appraisal rights under the DGCL will be entitled to receive in connection with the Merger cash equal to the fair value of their Shares as determined pursuant to the procedures prescribed by the DGCL. See Section 12 (“Purpose of the Offer; Plans for OneSource; Merger Agreement; Tender and Voting Agreement; Stockholder Support Agreement; Confidentiality Agreement”).

      The Board of Directors of OneSource (the “OneSource Board”), upon the recommendation of the Special Committee of the OneSource Board (which consists of directors not affiliated with ValueAct Capital Partners, L.P. and its affiliates) (the “Special Committee”), by unanimous vote (after recusal of the director affiliated with ValueAct Capital Partners, L.P.), has approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, has determined that the Offer and the Merger are fair to and in the best interests of OneSource stockholders, and has recommended that holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

      Morgan Stanley & Co. Incorporated (“Morgan Stanley”), a financial advisor to the Special Committee, has delivered to the Special Committee its written opinion dated April 28, 2004, to the effect that, as of such date and based upon and subject to the matters stated in such opinion, the $8.85 per Share cash consideration to be received by holders of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders (other than infoUSA and its affiliates). The full text of Morgan Stanley’s written opinion is included as an annex to OneSource’s Solicitation/ Recommendation Statement on Schedule 14D-9 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is being mailed to stockholders concurrently herewith. Stockholders are urged to read the full text of such opinion carefully in its entirety.

      The Offer is conditioned upon, among other things, there having been validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares which would represent at least 51% of the total number of outstanding Shares on the date of purchase on a fully-diluted basis (the “Minimum Condition”). In the Merger Agreement, the phrase “on a fully-diluted basis” means, as of a particular date, all outstanding Shares, plus the number of Shares OneSource could be required to issue pursuant to outstanding, exercisable, in-the-money employee stock options and similar rights, but excluding the Top-Up Stock Option (as defined below) granted by OneSource to the Purchaser under the Merger Agreement, and excluding the Rights. The Offer may be, and under certain circumstances if requested by OneSource must be, extended. Additionally, the Purchaser may provide a subsequent offering period in connection with the Offer. See Section 1 (“Terms of the Offer; Expiration Date”) and Section 14 (“Certain Conditions to the Offer”) for a description of the conditions to the Offer.

      In order to induce infoUSA and the Purchaser to enter into the Merger Agreement, ValueAct Capital Partners, L.P., ValueAct Capital Partners II, L.P., and ValueAct Capital International, Ltd. (collectively, “ValueAct”) entered into a Tender and Voting Agreement, dated as of April 29, 2004 (“Tender and Voting Agreement”) with infoUSA and the Purchaser. Pursuant to this agreement, ValueAct has agreed to (i) tender and sell its Shares to the Purchaser pursuant to the Offer, and (ii) vote such Shares in favor of approval of the Merger Agreement and the Merger and against any acquisition proposal other than the Merger. ValueAct owns 3,707,697 Shares, or approximately 32%, of the currently issued and outstanding Shares. See Section 12 (“Purpose of the Offer; Plans for OneSource; Merger Agreement; Tender and Voting Agreement; Stockholder Support Agreement; Confidentiality Agreement”).

      In order to induce infoUSA and the Purchaser to enter into the Merger Agreement, Martin F. Kahn (“Mr. Kahn”), the Executive Chairman and interim Chief Executive Officer of OneSource, also entered into a Stockholder Support Agreement, dated as of April 29, 2004 (“Stockholder Support Agreement”) with infoUSA and the Purchaser. Pursuant to this agreement, Mr. Kahn has (i) agreed to tender and sell his Shares to the Purchaser pursuant to the Offer, (ii) agreed to vote such shares in favor of approval of the Merger Agreement and the Merger and against any acquisition proposal other than the Merger, and (iii) granted to infoUSA and certain officers of infoUSA an irrevocable proxy to vote his Shares in connection with the foregoing matters. Mr. Kahn owns 266,756 Shares, or approximately 2%, of the currently issued and outstanding Shares. Mr. Kahn also owns options to purchase 142,500 Shares, 122,500 of which are presently exercisable (or scheduled to become exercisable prior to the initial expiration date of the Offer). See Section 12 (“Purpose of the Offer; Plans for OneSource; Merger Agreement; Tender and Voting Agreement; Stockholder Support Agreement; Confidentiality Agreement”).

      OneSource has informed the Purchaser that as of May 3, 2004, there were 11,657,918 Shares issued and outstanding, 2,462,307 Shares reserved for issuance pursuant to exercise of outstanding stock options, and no other stock of OneSource outstanding or committed to be issued. infoUSA currently owns 100,000 Shares. Based on this information, and assuming the exercise of options to purchase 1,373,056 Shares (representing exercisable, in-the-money options as of May 31, 2004), the Purchaser believes that the Minimum Condition will be satisfied if the Purchaser acquires at least 6,545,797 Shares in the Offer, 266,756 of which (assuming Mr. Kahn does not exercise his options) will be tendered by Mr. Kahn pursuant to the Stockholder Support Agreement, and 3,707,697 of which will be tendered by ValueAct pursuant to the Tender and Voting Agreement. Assuming no options are exercised, the Purchaser believes that, if it acquires at least 10,392,127 Shares in the Offer, again including shares tendered by Mr. Kahn and ValueAct, it will own 90% of the outstanding Shares and will be able to consummate the Merger without a OneSource stockholder meeting.

      To further induce infoUSA and the Purchaser to enter into the Merger Agreement, in the Merger Agreement, OneSource granted to the Purchaser an option (the “Top-Up Stock Option”) to purchase up to a number of Shares (the “Top-Up Option Shares”) that represents 19.9% of the Shares issued and outstanding immediately prior to the date of exercise, which is exercisable if, but only if, after giving effect to the exercise of the Top-Up Stock Option, and as a result of such exercise, the Shares then-owned by infoUSA and the Purchaser will constitute at least 90% of the Shares then-outstanding (assuming the issuance of the Shares issued upon exercise of the Top-Up Stock Option), at a purchase price per Share equal to the Offer Price (or such higher price per Share, if applicable, paid upon consummation of the Offer). If the Top-Up Stock Option is exercised by the Purchaser and results in the Purchaser and infoUSA owning 90% or more of the Shares then-outstanding, the Purchaser will be able to effect a short-form merger under the DGCL. See Section 12 (“Purpose of the Offer; Plans for OneSource; Merger Agreement; Tender and Voting Agreement; Stockholder Support Agreement; Confidentiality Agreement”).

      The Merger Agreement provides that, at any time following payment by the Purchaser for a number of Shares that satisfies the Minimum Condition pursuant to the Offer, infoUSA will be entitled to designate such number of directors, rounded up to the nearest whole number, on the OneSource Board (and each committee of the OneSource Board and each board of directors of each OneSource subsidiary) as will give infoUSA representation on the OneSource Board equal to the product of the number of directors on the OneSource Board and the percentage that the number of Shares purchased by the Purchaser bears to the number of Shares outstanding. OneSource has agreed to either increase the size of the OneSource Board or to use its best efforts to secure the resignations of such number of directors as is necessary to provide infoUSA with this level of representation, and to cause infoUSA’s designees to be so elected. See Section 12 (“Purpose of the Offer; Plans for OneSource; Merger Agreement; Tender and Voting Agreement; Stockholder Support Agreement; Confidentiality Agreement”).

      OneSource has also agreed, until the Effective Time, that it will use reasonable efforts to ensure that, in addition to the infoUSA designees to the OneSource Board, there will be at least three Continuing Directors (as defined below) on the OneSource Board. The Merger Agreement defines “Continuing Directors” as directors that are not affiliated with or designated by infoUSA and who are also non-management directors of OneSource (except that Mr. Kahn is not deemed ineligible to serve as a Continuing Director as a result of his position as interim Chief Executive Officer) or any persons who are elected or appointed after the date of the Merger Agreement at the recommendation of the directors who were directors on the date of the Merger Agreement or who are Continuing Directors. Until the Effective Time, the Continuing Directors may, without the approval of the other directors (including those designated by infoUSA), take certain actions on behalf of OneSource, including any actions relating to an acquisition proposal by a third party. If there are no Continuing Directors, no such actions may be taken. See Section 12 (“Purpose of the Offer; Plans for OneSource; Merger Agreement; Tender and Voting Agreement; Stockholder Support Agreement; Confidentiality Agreement”).

      The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including, if required by the DGCL, the approval of the Merger Agreement by the requisite vote of the stockholders of OneSource. Under OneSource’s Second Amended and Restated Certificate of Incorporation and the DGCL, the holders of Shares have one vote for each Share owned of record. Under OneSource’s Second Amended and Restated Certificate of Incorporation, the affirmative vote of a majority of then-outstanding Shares is required to approve the Merger Agreement and the Merger. Consequently, if the Minimum Condition is satisfied, and the Purchaser consummates the Offer, it will have sufficient voting power to approve the Merger Agreement and the Merger even if no other OneSource stockholder votes in favor of such approval. See Section 12 (“Purpose of the Offer; Plans for OneSource; Merger Agreement; Tender and Voting Agreement; Stockholder Support Agreement; Confidentiality Agreement”).

      If the Purchaser acquires, pursuant to the Offer, by exercising the Top-Up Stock Option, or otherwise, at least 90% of the then-outstanding Shares, the Purchaser will be able to consummate the Merger without a vote of OneSource stockholders. If, however, the Purchaser does not acquire at least 90% of then-outstanding Shares pursuant to the Offer or otherwise, and a vote of OneSource stockholders is therefore required under the DGCL, a longer period of time will be required to effect the Merger. See Section 12 (“Purpose of the Offer; Plans for OneSource; Merger Agreement; Tender and Voting Agreement; Stockholder Support Agreement; Confidentiality Agreement”).

      Appraisal rights are not available in connection with the Offer. If, however, a stockholder elects not to tender Shares in the Offer and the Purchaser consummates the Offer, appraisal rights will be available to such stockholder in connection with the Merger, assuming the proper exercise of such rights under the DGCL. A stockholder who properly asserts appraisal rights will be entitled to payment for such stockholder’s Shares based on a fair and independent appraisal. The appraised value may be more or less than the Offer Price. See Section 15 (“Certain Legal Matters and Regulatory Approvals”) and Schedule II (“Section 262 of The Delaware General Corporation Law”).

      Certain United States income tax consequences of the sale of Shares in the Offer or the conversion of Shares in the Merger are described in Section 5 (“Certain United States Tax Considerations”).

      Tendering stockholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the transfer and sale of Shares pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fee. Any tendering stockholder or other payee that fails to complete and sign the Substitute Form W-9, which is included in the Letter of Transmittal, or IRS Form W-8 or a suitable substitute form, may be subject to required back-up U.S. Federal income tax withholding of 28% of the gross proceeds payable to such stockholder or other payee pursuant to the Offer. See Section 5 (“Certain United States Tax Considerations”). The Purchaser will pay all fees and expenses of Wells Fargo Bank, N.A., as depositary (the “Depositary”) and D.F. King & Co., Inc., as information agent (the “Information Agent”), incurred in connection with the Offer. See Section 16 (“Fees and Expenses”).

      This Offer to Purchase and the related Letter of Transmittal contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.

THE OFFER

Section 1.     Terms of the Offer; Expiration Date

      Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Purchaser will, and infoUSA will cause it to, accept for payment and pay for all Shares validly tendered on or prior to the Expiration Date and not properly withdrawn as permitted by Section 4 below. The term “Expiration Date” means 12:00 midnight, New York City time, on Thursday, June 3, 2004 (the “Initial Expiration Date”), unless and until the Purchaser, in accordance with this Offer to Purchase and the Merger Agreement, extends the period of time during which the Offer is open, in which event the term “Expiration Date” will mean the latest time and date at which the Offer, as so extended by the Purchaser, will expire.

      The Offer is conditioned upon satisfaction of the Minimum Condition. The Offer is also subject to conditions related to United States antitrust laws and the other conditions set forth in Section 14 below. The Purchaser reserves the right, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC, to waive any of the conditions of the Offer and to make any change in the terms or conditions of the Offer in its sole discretion. However, without the consent of OneSource, infoUSA and the Purchaser will not (i) decrease or change the form of the consideration payable in the Offer, or decrease the number of Shares sought in the Offer, (ii) change the conditions to the Offer in a manner materially adverse to OneSource stockholders, (iii) impose new material conditions on the Offer, (iv) waive the condition that there will be validly tendered and not properly withdrawn prior to the time the Offer expires a number of Shares that would constitute at least 51% of the Shares outstanding on the date of purchase on a fully-diluted basis, (v) extend the expiration date of the Offer, except as described below, or (vi) amend any term of the Offer in a manner adverse to OneSource stockholders.

      If by the Initial Expiration Date or any subsequent Expiration Date any or all of the conditions to the Offer have not been satisfied or waived, subject to the provisions of the Merger Agreement described below, the Purchaser may elect to (i) terminate the Offer and return all tendered Shares to tendering stockholders, (ii) waive all of the unsatisfied conditions (other than, without the written consent of OneSource, the Minimum Condition) and, subject to any required extension, purchase all Shares validly tendered by the Expiration Date and not properly withdrawn, or (iii) extend the Offer as provided below. If at any scheduled Expiration Date, any conditions to the Purchaser’s obligation to purchase Shares are not satisfied or earlier waived, and if requested by OneSource, infoUSA and the Purchaser are required to extend the Offer for up to ten business days. Additionally, infoUSA and Purchaser may extend the Offer for up to an aggregate of 15 business days (including the 10 business day period requested by OneSource, if applicable) if at any scheduled Expiration Date any of the conditions to the Offer have not been satisfied. Additionally, if all of the conditions to the Offer have been satisfied, but there have not been validly tendered and not properly withdrawn Shares that represent more than 90% of the number of outstanding Shares on a fully-diluted basis as of such date, OneSource may extend the Offer for successive periods of up to 3 business days each, not to exceed 20 business days in the aggregate, for the purpose of reaching the 90% threshold.

      In addition to the Purchaser’s rights and obligations to extend and amend the Offer, subject to the provisions of the Merger Agreement, the Purchaser (i) will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, pay for, and may delay the acceptance for payment of, or payment for, any tendered Shares, and (ii) may terminate the Offer or amend the Offer as to any Shares not then paid for, if any of the conditions specified in Section 14 exists or has not been satisfied. The Purchaser acknowledges that (i) Rule 14e-1(c) under the Exchange Act requires the Purchaser to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer, and (ii) the Purchaser may not delay acceptance for payment of, or payment for (except as provided in clause (i) of the first sentence of this paragraph), any Shares if any of the conditions specified in Section 14 exists or has not been satisfied without extending the period of time during which the Offer is open.

      Any extension, delay, termination, waiver, or amendment will be followed as promptly as practicable by a public announcement thereof, with any announcement of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Except as provided by applicable law (including Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will have no obligation to publish, advertise, or otherwise communicate any such public announcement other than by issuing a press release.

      If the Purchaser makes a material change in the terms of the Offer or if it waives a material condition of the Offer, the Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer, other than a change in price, percentage of securities sought, or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent, or given to stockholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten business days may be required to allow for adequate dissemination to stockholders. Accordingly, if, prior to the Expiration Date, the Purchaser increases or, with OneSource’s consent, decreases the consideration offered pursuant to the Offer, or, with OneSource’s consent, decreases the percentage of Shares sought in the Offer, and the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent, or given to stockholders, the Offer will be extended at least until the expiration of such tenth business day. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday, or a Federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

      Under no circumstances will interest on the purchase price for Shares be paid, regardless of any extension of the Offer or any delay in making payment. During any extension of the Offer, all Shares previously tendered and not properly withdrawn will remain tendered pursuant to the Offer, subject to the rights of a tendering stockholder to withdraw the tendered Shares.

      Pursuant to Rule 14d-11 under the Exchange Act, the Purchaser may provide a subsequent offering period of 3 business days to 20 business days in length following the expiration of the Offer on the Expiration Date (the “Subsequent Offering Period”). A Subsequent Offering Period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender Shares not previously tendered into the Offer. A Subsequent Offering Period, if one is included, is not an extension of the Offer, which already will have been completed.

      Rule 14d-11 provides that the Purchaser may provide a Subsequent Offering Period so long as, among other things, (i) the initial 20 business day period of the Offer has expired, (ii) the Purchaser offers the same form and amount of consideration for Shares in the Subsequent Offering Period as in the Offer, (iii) the Purchaser accepts and promptly pays for all securities tendered during the Offer prior to its expiration, (iv) the Purchaser announces the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m. New York City time on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period, and (v) the Purchaser immediately accepts and promptly pays for Shares as they are tendered during the Subsequent Offering Period.

      The Purchaser does not currently intend to include a Subsequent Offering Period in the Offer, although it reserves the right to do so in its sole discretion. The same Offer Price will be paid to stockholders tendering Shares in the Offer and in a Subsequent Offering Period, if one is included.

      OneSource has provided the Purchaser with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares whose names appear on OneSource’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies, and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

Section 2.     Acceptance for Payment and Payment for Shares

      Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and will pay for all Shares validly tendered and not properly withdrawn on or prior to the Expiration Date promptly after the Expiration Date provided that the conditions to the Offer set forth in Section 14 have been satisfied or waived prior to the Expiration Date. In addition, subject to applicable rules of the SEC, the Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares pending receipt of any regulatory approvals specified in Section 15. If there is a Subsequent Offering Period, all Shares tendered during the Subsequent Offering Period will be immediately accepted for payment and paid for as they are tendered.

      For purposes of the Offer, the Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn if, as and when the Purchaser gives oral or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting those payments to stockholders whose Shares have been accepted for payment. In all cases (including any Subsequent Offering Period), payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”), or timely confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares, if such procedure is available, into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3, (ii) the Letter of Transmittal, properly completed and duly executed with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry transfer, and (iii) any other documents required by the Letter of Transmittal.

      The term “Agent’s Message” means a message from the Book-Entry Transfer Facility transmitted to, and received by, the Depositary forming a part of a Book-Entry Confirmation, which states that (i) the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-

Entry Transfer Facility tendering the Shares that are the subject of the Book-Entry Confirmation, (ii) the participant has received and agrees to be bound by the terms of the Letter of Transmittal, and (iii) the Purchaser may enforce such agreement against the participant.

      If for any reason whatsoever acceptance for payment of or payment for any Shares tendered pursuant to the Offer is delayed or the Purchaser is unable to accept for payment or pay for Shares tendered pursuant to the Offer, then, without prejudice to the Purchaser’s rights set forth herein, the Depositary may nevertheless, on behalf of the Purchaser, retain tendered Shares, and those Shares may not be withdrawn except to the extent that the tendering stockholder is entitled to exercise and duly exercises withdrawal rights as described in Section 4, subject, however, to the Purchaser’s obligation under Rule 14e-1(c) under the Exchange Act to pay for Shares tendered or return those Shares promptly after termination of the Offer. Under no circumstances will interest on the purchase price for Shares be paid by the Purchaser for any reason, including by reason of any delay in making such payment.

      If, prior to the Expiration Date, the Purchaser increases the consideration offered to stockholders pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased pursuant to the Offer, even if those Shares were tendered prior to the increase in consideration.

      The Purchaser reserves the right to transfer or assign, in whole at any time or in part from time to time, to one or more corporations directly or indirectly wholly-owned by the Purchaser, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser or infoUSA of its obligations under the Offer or prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

      If any tendered Shares are not accepted for payment for any reason or if Share Certificates are submitted for more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), without expense to the tendering stockholder, as promptly as practicable following the expiration, termination, or withdrawal of the Offer.

Section 3.	Procedure for Tendering Shares

Valid Tender

      Except as set forth below, in order for Shares to be validly tendered pursuant to the Offer:

(i) the Letter of Transmittal, properly completed and duly executed with any required signature guarantees, or an Agent’s Message in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, and either (a) Share Certificates evidencing tendered Shares must be received by the Depositary at such address, or (b) the Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case on or prior to the Expiration Date; or

(ii) the tendering stockholder must comply with the guaranteed delivery procedures described below.

      If Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal must accompany each delivery.

Book-Entry Transfer

      The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s transfer procedures. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, a Letter of Transmittal, properly completed and duly executed with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer, and any other documents required by the Letter of Transmittal, must in any case be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

Signature Guarantees

      No signature guarantee is required for shares tendered (i) by a registered holder of Shares who has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” on the Letter of Transmittal, or (ii) for the account of an Eligible Institution. All other tenders of Shares must have the signatures on the Letters of Transmittal guaranteed by a firm which is a bank, broker, dealer, credit union, savings association, or other entity which is a member in good standing of a recognized Medallion Signature Guarantee Program or by any other “eligible guarantor institution,” as defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing, an “Eligible Institution”). See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person other than the person who signs the Letter of Transmittal, or if payment is to be made, or a Share Certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), the Share Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed as provided above. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery

      If a stockholder desires to tender Shares pursuant to the Offer and such stockholder’s Share Certificates are not immediately available, time will not permit all required documents to reach the Depositary on or prior to the Expiration Date, or a stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, then such stockholder’s Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

(i) the tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser herewith, is received by the Depositary as provided below on or prior to the Expiration Date; and

(iii) the Share Certificates evidencing all tendered Shares, in proper form for transfer, or a Book-Entry Confirmation, together with the Letter of Transmittal properly completed and duly executed with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal, are received by the Depositary within three trading days after the date of execution of the Notice of Guaranteed Delivery.

      The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission, or mailed to the Depositary and must include a guarantee by an Eligible Institution and a representation that the stockholder owns the Shares tendered within the meaning of, and that the tender of the Shares effected thereby complies with, Rule 14e-4 under the Exchange Act, each in the form set forth in the Notice of Guaranteed Delivery.

      Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) Share Certificates evidencing such Shares or a Book-Entry Confirmation of the delivery of such Shares (if available), (ii) a properly completed and duly executed Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message, and (iii) any other documents required by the Letter of Transmittal. Accordingly, payment may not be made to all tendering stockholders at the same time and will depend upon when Share Certificates are received by the Depositary or Book-Entry Confirmations of tendered Shares are received in the Depositary’s account at the Book-Entry Transfer Facility.

      The method of delivery of Share Certificates and all other required documents, including through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Other Requirements

      The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that (i) such stockholder is the owner of the Shares within the meaning of Rule 14e-4 promulgated under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4, and (iii) such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. The Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity

      All questions as to the validity, form, eligibility (including time of receipt), and acceptance for payment of any tender of Shares pursuant to any of the procedures described above will be determined by the Purchaser, in its sole discretion, which determination will be final and binding on all parties. The Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in any tender of Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of the Purchaser, infoUSA, any of their affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment as Proxy

      By executing a Letter of Transmittal, a tendering stockholder irrevocably appoints the Purchaser, its officers and its designees, and each of them, as the stockholder’s attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser (and with respect to any and all other shares or other securities issued or issuable in respect of the Shares on or after the date of this Offer to Purchase). All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective if, when and only to the extent that, the Purchaser accepts such Shares for payment. Upon such acceptance for payment, all prior powers of attorney and proxies given by the stockholder with respect to the Shares (and such other shares and securities) will, without further action, be revoked, and no subsequent powers of attorney, proxies, or written consents may be given or executed (and if given or executed will not be deemed effective with respect thereto by the stockholder). The Purchaser, its officers and its designees will, with respect to the Shares (and such other shares and securities) for which such appointment is effective, be empowered to exercise all voting and other rights of the stockholder as they in their sole discretion may deem proper at any annual or special meeting of OneSource stockholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting, or otherwise. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser’s payment for such Shares, the Purchaser must be able to exercise full voting rights with respect to such Shares and other securities, including voting at any meeting of stockholders or acting by written consent without a meeting.

Backup Federal Income Tax Withholding and Substitute Form W-9

      Under the “backup withholding” provisions of Federal income tax law, the Depositary may be required to withhold a portion of the amount of any payments of cash pursuant to the Offer. In order to avoid backup withholding, each stockholder surrendering Shares in the Offer to the extent not previously provided must provide the payer of such cash with the stockholder’s correct Taxpayer Identification Number (“TIN”) on a Substitute Form W-9 and certify under penalties of perjury that such TIN is correct and that the stockholder is not subject to backup withholding. Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service (“IRS”) may impose a penalty on the stockholder and payment of cash to the stockholder pursuant to the Offer may be subject to backup withholding. All stockholders surrendering Shares pursuant to the Offer should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Depositary). Non-corporate foreign stockholders should complete and sign a Form W-8, Certificate of Foreign Status (a copy of which may be obtained from the Depositary), in order to avoid backup withholding. See Instruction 9 of the Letter of Transmittal.

Section 4.	Withdrawal Rights

      Tenders of Shares made pursuant to the Offer are irrevocable, except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time on or after July 5, 2004. If the Offer expires and the Purchaser chooses to provide for a Subsequent Offering Period thereafter, and all the conditions to the Offer have been met, the Purchaser must pay for all Shares already tendered and immediately accept and pay for all Shares tendered during the Subsequent Offering Period, and there will be no withdrawal rights during the Subsequent Offering Period.

      For a withdrawal to be effective, a written, telegraphic, or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name, address, and taxpayer identification number of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn, and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase, the notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

      If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares, or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

      Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date, or during a Subsequent Offering Period (if available), by following one of the procedures described in Section 3 of this Offer to Purchase.

      All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding. None of the Purchaser, the Depositary, the Information Agent, or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Section 5.	Certain United States Tax Considerations

      The following is a summary of certain United States Federal income tax consequences of the Offer and the Merger to stockholders of OneSource whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The discussion is for general information only and does not purport to consider all aspects of United States Federal income taxation that might be relevant to stockholders of OneSource. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed, and temporary regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with a retroactive effect. The discussion applies only to stockholders of OneSource whose Shares are held as capital assets within the meaning of Section 1221 of the Code and who do not own directly or through attribution 50% or more of the stock of the Purchaser. This discussion does not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to certain types of stockholders (such as insurance companies, tax-exempt organizations, financial institutions, and broker-dealers) who may be subject to special rules. This discussion does not discuss the United States Federal income tax consequences to any stockholder of OneSource who, for United States Federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, or a foreign estate or trust, nor does it consider the effect of any foreign, state, or local tax laws.

      Because individual circumstances may differ, each stockholder should consult his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the Merger on a beneficial holder of Shares, including the application and effect of the alternative minimum tax and any state, local, and foreign tax laws and of changes in such laws.

      The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States Federal income tax purposes and possibly for state, local, and foreign income tax purposes as well. In general, a stockholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States Federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss provided that a stockholder’s holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger. Capital gains recognized by an individual upon a disposition of a Share that has been held for more than one year generally will be subject to a maximum United States Federal income tax rate of 15% or, in the case of a Share that has been held for one year or less, will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of a stockholder’s capital losses.

      A stockholder whose Shares are purchased in the Offer may be subject to 28% backup withholding unless certain information is provided to the Depositary or an exemption applies.

Section 6.	Price Range of Shares; Dividends

      OneSource Shares are traded on the Nasdaq National Market under the symbol “ONES”. The following table sets forth, for the periods indicated, the high and low sales prices per Share as reported on the Nasdaq National Market. Share prices are as reported on the Nasdaq National Market based on published financial sources and do not include commissions.

	High	Low

Fiscal Year Ended December 31, 2002
First Quarter	$11.10	$5.85
Second Quarter	8.45	6.35
Third Quarter	7.00	4.99
Fourth Quarter	7.70	5.05
Fiscal Year Ended December 31, 2003
First Quarter	$8.00	$5.25
Second Quarter	8.60	5.77
Third Quarter	8.55	7.28
Fourth Quarter	10.50	8.15
Current Fiscal Year Ending December 31, 2004
First Quarter	$9.50	$7.15
Second Quarter (through May 5, 2004)	9.00	7.87

      On April 28, 2004, the last full trading day before we announced the Merger Agreement and Tender Offer, the closing price per share of OneSource common stock on Nasdaq National Market was $8.25. On May 5, 2004, the last full trading day before we commenced the offer, the closing price of the Shares on the Nasdaq National Market was $8.79. Stockholders are urged to obtain a current market quotation for the Shares.

      According to the OneSource’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, OneSource has never paid cash dividends on its capital stock and presently intends to retain future earnings, if any, to fund the development and growth of its business. OneSource further states that it does not anticipate paying any cash dividends in the foreseeable future. Pursuant to the Merger Agreement, OneSource is not permitted to declare or pay any dividends on or make any other distributions in respect of any of its capital stock.

Section 7.	Effect of the Offer on the Market for the Shares, Nasdaq Quotation, and Exchange Act Registration

      The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than the Purchaser. The Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Nasdaq Quotation

      The Shares are quoted on the Nasdaq National Market. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer be eligible for quotation on Nasdaq National Market. According to NASD rules, the Shares may no longer be eligible for quotation on Nasdaq National Market if (i) there are less than 750,000 publicly-held Shares, or (ii) there are less than 400 record holders. Shares held by officers or directors of OneSource or their immediate families, or by any beneficial owner of ten percent or more of the Shares, ordinarily will not be considered to be publicly-held for this purpose.

      If the Shares cease to be quoted on Nasdaq National Market, the market for the Shares could be adversely affected. It is possible that the Shares would be traded on other securities exchanges (with trades published by such exchanges), the Nasdaq SmallCap Market, the OTC Bulletin Board or in a local or regional over-the-counter market. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

Exchange Act Registration

      The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application by OneSource to the SEC if the Shares are not listed on a “national securities exchange” and there are fewer than 300 record holders of Shares. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by OneSource to its stockholders and the SEC, and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirements of furnishing a proxy statement in connection with stockholders’ meetings pursuant to Section 14(a), no longer applicable to OneSource. If the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions would no longer be applicable to OneSource. Furthermore, the ability of “affiliates” of OneSource and persons holding “restricted securities” of OneSource to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If as a result of the purchase of Shares pursuant to the Offer or the Merger, OneSource is no longer required to maintain registration of the Shares under the Exchange Act, the Purchaser intends to cause OneSource to apply for termination of such registration.

Margin Regulations

      The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which have the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares for the purpose of buying, carrying, or trading in securities (“Purpose Loans”). Depending upon factors such as the number of record holders of the Shares and the number and market value of publicly-held Shares, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute “margin securities” for purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for Purpose Loans made by brokers. In addition, if registration of the Shares under the Exchange Act is terminated, the Shares will no longer constitute “margin securities.”

Section 8.	Certain Information Concerning OneSource

General

      OneSource is a Delaware corporation with its principal executive office located at 300 Baker Avenue, Concord, Massachusetts, 01742. The telephone number for OneSource is (978) 318-4300. According to

OneSource’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, OneSource provides primarily web-based business and financial information products to professionals who need quick access to timely and reliable company, industry, and market intelligence.

Financial Information

      Consolidated financial statements (including notes thereto) of OneSource can be found in OneSource’s Annual Report on Form 10-K for the year ended December 31, 2003. Such reports and other documents may be examined and copies may be obtained from the offices of the SEC in the manner set forth below.

Available Information

      The Shares are registered under the Exchange Act. Accordingly, OneSource is subject to the informational reporting requirements of the Exchange Act and, in accordance with such requirements, is required to file periodic reports, proxy statements, and other information with the SEC relating to its business, financial condition, and other matters. Such reports, proxy statements, and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the SEC’s regional offices located at 233 Broadway, New York, New York 10279 and 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. OneSource’s filings are also available to the public on the SEC’s web site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

      Except as otherwise set forth in this Offer to Purchase, the information concerning OneSource contained herein has been furnished by OneSource or has been taken from or is based upon reports and other documents on file with the SEC or otherwise publicly available. Although neither the Purchaser nor infoUSA has any knowledge that would indicate that any statements contained herein based upon such reports and documents are untrue, neither the Purchaser nor infoUSA takes any responsibility for the accuracy, validity, or completeness of the information contained in such reports and other documents or for any failure by OneSource to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to the Purchaser or infoUSA.

Section 9.	Certain Information Concerning the Purchaser and infoUSA

General

      The Purchaser, a newly incorporated Delaware corporation and a direct wholly-owned subsidiary of infoUSA, was organized in connection with the Offer and has not carried on any activities to date other than in connection with the Merger Agreement and the Offer. Until immediately prior to the time the Purchaser purchases Shares pursuant to the Offer, it is not anticipated that the Purchaser will have any significant assets or liabilities or will engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer and the Merger Agreement. The principal executive office of the Purchaser is located at 5711 South 86th Circle, Omaha, Nebraska 68127. The telephone number at such office is (402) 593-4500.

      infoUSA is a Delaware corporation with its principal executive office located at 5711 South 86th Circle, Omaha, Nebraska 68127. The telephone number at such office is (402) 593-4500. infoUSA compiles and updates an accurate and comprehensive proprietary database of 14 million businesses in the United States and Canada and over 200 million individuals in the United States and Canada.

      The name, business address, present principal occupation or employment, 5-year employment history, and citizenship of each of the directors and executive officers of infoUSA and the Purchaser are set forth in Schedule I hereto.

      infoUSA currently owns 100,000 Shares, which, based on information provided by OneSource, constitutes less than one percent of the issued and outstanding Shares as of May 3, 2004. Additionally, as a result of the Tender and Voting Agreement and the Stockholder Support Agreement, infoUSA and the Purchaser may each be deemed to beneficially own the Shares subject to such agreements, namely, 3,707,697 Shares held by ValueAct, 266,756 Shares held by Mr. Kahn, and exercisable Options (including Options exercisable within 60 days) held by Mr. Kahn to purchase 122,500 Shares. Based on information provided by OneSource, as of May 3, 2004, the outstanding Shares owned by ValueAct and Mr. Kahn constitute approximately 34% of the currently issued and outstanding Shares. Assuming certain conditions described in the Merger Agreement are met, infoUSA and the Purchaser also have the right to purchase additional Shares upon exercise of the Top-Up Stock Option. infoUSA and the Purchaser disclaim beneficial ownership of the Shares subject to the Tender and Voting Agreement and the Stockholder Support Agreement and issuable upon exercise of the Top-Up Stock Option.

      On April 13, 2004, infoUSA sold on the open market through a broker 160,400 Shares at a price of $8.27 per Share. On April 13, 2004, Vinod Gupta, Chairman and Chief Executive Officer of infoUSA, sold on the open market through a broker 25,000 Shares at a price of $8.27 per Share.

      Except as described in this Offer to Purchase, none of infoUSA, the Purchaser, or, to the best of their knowledge, any of the persons listed on Schedule I or any associate or wholly-owned or majority-owned subsidiary of infoUSA, the Purchaser, or any of the persons so listed, beneficially owns or has a right to acquire directly or indirectly any Shares. Except as described in this Offer to Purchase, none of infoUSA, the Purchaser, or, to the best of their knowledge, any of the persons or entities referred to above, or any of the respective executive officers, directors, or subsidiaries of any of the foregoing, has effected any transactions in the Shares during the past 60 days.

      Except as described in this Offer to Purchase, none of infoUSA, the Purchaser, or, to the best of their knowledge, any of the persons listed on Schedule I or any member of the immediate family of any such person, has had any business relationships or transactions with OneSource or any of its executive officers, directors, or affiliates that are required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as described in this Offer to Purchase, there have been no contacts, negotiations, or transactions between any of infoUSA, the Purchaser or, to the best knowledge of infoUSA and the Purchaser, any of the persons listed on Schedule I, on the one hand, and OneSource or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets.

      Except as described in this Offer to Purchase, to the best knowledge of infoUSA and the Purchaser, none of the persons listed in Schedule I hereto is a director of, or holds any positions with, OneSource or any of its subsidiaries, has a familial relationship with any director or executive officer of OneSource, is an adverse party in any material legal proceedings or has a material interest that is adverse to OneSource in any such proceedings.

      Except as described in this Offer to Purchase, during the last five years, none of infoUSA, the Purchaser, or, to the best knowledge of infoUSA and the Purchaser, any of the persons listed in Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws, or is involved in any other legal proceeding which is required to be disclosed pursuant to the rules and regulations of the SEC.

                  Financial Information

      infoUSA and the Purchaser believe that the financial condition of infoUSA, the Purchaser, and their affiliates is not relevant to the decision of a holder of Shares whether to tender such Shares and accept the Offer because (i) the Offer consists solely of cash, (ii) the Offer is not subject to any financing condition, (iii) infoUSA is a public reporting company that files reports electronically on EDGAR, and (iv) the

Offer is for all outstanding Shares. If the Offer is consummated, the Merger Consideration payable in the subsequent Merger is the same as the Offer Consideration. Nonetheless, consolidated financial statements (including notes thereto) of infoUSA can be found in infoUSA’s Annual Report on Form 10-K for the year ended December 31, 2003. Such reports and other documents may be examined and copies may be obtained from the offices of the SEC in the manner set forth below.

                  Available Information

      infoUSA is subject to the informational reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements, and other information with the SEC relating to its business, financial condition, and other matters. Such reports, proxy statements, and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the SEC’s regional offices located at 233 Broadway, New York, New York 10279 and 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. infoUSA’s filings are also available to the public on the SEC’s web site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Pursuant to Rule 14d-3 under the Exchange Act, infoUSA and the Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto can be inspected and copied as set forth above.

Section 10.	Source and Amount of Funds

      Neither the Offer nor the Merger are conditioned upon infoUSA’s or the Purchaser’s ability to obtain financing. Assuming that holders of Options elect to receive cash payment for such Options, rather than exercise their Options and tender them in the Offer, infoUSA and the Purchaser estimate that the total amount of funds required to purchase all of the outstanding Shares in the Offer and the Merger will be approximately $106 million, plus any related transaction fees and expenses. If holders of Options exercise such Options and tender the Shares issuable upon exercise in the Offer, the funds required to consummate the Offer will increase, the funds required to consummate the Merger will decrease, and the exercise price paid by such Option holders upon exercise will, as an indirect result of the acquisition of OneSource by the Purchaser, become the property of infoUSA and the Purchaser.

      infoUSA and the Purchaser intend to obtain the necessary funds by drawing on a financing commitment provided to infoUSA and the Purchaser from Wells Fargo Bank, N.A., infoUSA’s current lender, pursuant to a commitment letter dated April 21, 2004. The commitment letter is subject to certain conditions, including the negotiation and execution of definitive loan documents satisfactory to the parties and satisfaction of the conditions to the Offer.

      The following is a summary of certain provisions of the commitment letter. The summary is qualified in its entirety by reference to the commitment letter, a copy of which has been filed with the SEC as an exhibit to infoUSA’s Schedule TO. The commitment letter may be examined and copies may be obtained at the places set forth in Section 9 (“Certain Information Concerning the Purchaser and infoUSA”), or downloaded for free at the SEC’s web site at www.sec.gov.

      The commitment letter provides infoUSA and the Purchaser with an additional $80 million of financing. Upon consummation of the financing, infoUSA and the Purchaser will have the ability to borrow up to $250 million, consisting of (i) a term note of $120 million bearing interest at LIBOR plus 2.5%, due in March 2009, (ii) a term note of $80 million bearing interest at LIBOR plus 2.75%, due in June 2010, and (iii) a revolving credit facility of $50 million. These loans will be secured by substantially all of the assets of infoUSA and the Purchaser, and, following the Merger, the Surviving Corporation (as defined below).

      It is anticipated that indebtedness incurred under the new or amended facility contemplated by the commitment letter will be repaid from funds generated internally by infoUSA and its subsidiaries and from other sources, which may include the sale of non-core assets or the sale of securities in the capital markets. No final decisions have been made concerning the method that infoUSA will employ to repay such indebtedness. Such decisions when made will be based on infoUSA’s review from time to time of the advisability of particular actions, as well as on the prevailing interest rates and financial and economic conditions.

Section 11.     Background of The Offer; Contacts With OneSource.

      infoUSA has made numerous acquisitions in the past seven years to expand the markets it serves, increase revenues, and enhance its strategic position in its industry.

      In October 2003, infoUSA learned that OneSource was potentially available for acquisition. On October 3, 2003, OneSource announced that it had received an unsolicited letter from ValueAct expressing its interest in acquiring OneSource’s business. On October 6, 2003, OneSource announced that it had formed the Special Committee to evaluate its strategic options, and had adopted a shareholder rights plan.

      In October 2003, Vinod Gupta, Chairman and Chief Executive Officer of infoUSA, was contacted by Portico Capital Securities LLC, a financial advisor to the Special Committee, regarding infoUSA’s possible interest in a business combination with OneSource. infoUSA and OneSource entered into a confidentiality agreement dated October 22, 2003, with respect to information to be furnished to infoUSA by or on behalf of OneSource. infoUSA received an information package from Portico Capital on or about November 1, 2003.

      On November 7, 2003, based on publicly available information and information contained in the information package, Mr. Gupta gave a preliminary indication of interest to Portico Capital.

      On December 16, 2003, Daniel J. Schimmel, then President and Chief Executive Officer of OneSource, Roy Landon, Chief Financial Officer of OneSource, and Yvonne Cekel, Senior Vice President, Marketing and Business Development of OneSource, made a management presentation to Mr. Gupta, Raj Das, Chief Financial Officer, Fred Vakili, Chief Administrative Officer, and other representatives of infoUSA at the offices of Testa, Hurwitz & Thibeault, LLP, counsel to OneSource. Representatives of Portico Capital attended this presentation.

      On January 7, 2004, Mr. Gupta informed Portico Capital that infoUSA declined to continue discussions regarding a potential transaction with OneSource.

      On February 5, 2004, OneSource issued a press release announcing that it had held discussions with potential acquirers, a number of whom had expressed interest in OneSource, that none of these discussions had led to a final offer to acquire OneSource, and that the Special Committee had completed its active review of strategic options. This press release also included OneSource’s results of operations for the fourth quarter and fiscal year-end December 31, 2003, and disclosed that OneSource had accepted the resignation of Mr. Schimmel as Chief Executive Officer.

      On February 7, 2004, Mr. Gupta was contacted by Mr. Kahn, who informed him that OneSource had received an unsolicited offer to acquire all of the outstanding shares of OneSource at a cash price of $8.10 per Share. Mr. Kahn invited infoUSA to submit a competing offer and emphasized the need for a timely response. On February 9, 2004, Mr. Gupta notified Mr. Kahn of infoUSA’s interest in proceeding with due diligence and potentially making an offer.

      Mr. Gupta and other representatives of infoUSA conducted due diligence at OneSource on February 11, 12 and 13, and met with Mr. Kahn, Mr. Landon and Ms. Cekel, as well as Glen Bunnell, Director of Financial Planning and Analysis, Mary McCabe, Senior Vice President of Product Development, William Schumacher, Senior Vice President of Content Development, Philip Garlick, Senior Vice President of Global Sales, and David DeSimone, Chief Technology Officer of OneSource.

      The board of directors of infoUSA met on February 14, 2004, to review information regarding the business of OneSource and the potential benefits of a business combination between infoUSA and OneSource, and to discuss terms of a potential transaction and the financial resources needed to complete a transaction.

      On February 15, 2004, Mr. Kahn and Messrs. Gupta and Das and other representatives of infoUSA discussed the structure and terms of a proposed agreement with Robins, Kaplan, Miller & Ciresi L.L.P., counsel to infoUSA, and Testa Hurwitz.

      On February 16, 2004, the infoUSA board of directors met to review the status of negotiations and discuss the financing arrangements for the proposed transaction.

      On February 16, 2004, Mr. Gupta contacted Mr. Kahn with an offer of $8.35 per share and to discuss issues related to the bank financing required by infoUSA. On February 16, 2004, Robins Kaplan provided a draft agreement on behalf of infoUSA. Testa Hurwitz provided a response with input from the Special Committee, Portico Capital and Morgan Stanley & Co. Incorporated, financial advisors to the Special Committee. Robins Kaplan and Testa Hurwitz continued to negotiate the terms of the agreement, including the termination provisions and closing conditions.

      On February 17, 2004, Robins Kaplan presented to the board of directors of infoUSA a summary of the proposed agreement with OneSource and updated the board of directors on the status of the negotiation of the agreement. Representatives of McColl Partners LLC, financial advisor to infoUSA, also participated in this meeting.

      On February 17, 2004, infoUSA provided to OneSource a copy of the commitment letter from its bank for the financing of the proposed transaction and Mr. Das discussed the conditions contained in the letter with representatives of Morgan Stanley and Portico Capital.

      Later on February 17, 2004, a representative of Morgan Stanley contacted Mr. Gupta to advise him that ValueAct had offered a higher price per Share than infoUSA and to inquire whether infoUSA desired to increase its per Share offer. infoUSA declined to proceed and withdrew its $8.35.

      On February 18, 2004, OneSource announced that it had entered into a merger agreement (the “ValueAct Agreement”) with ValueAct, providing for a cash price of $8.40 per Share offer.

      Discussions between infoUSA and OneSource ceased on February 17, 2004. In early April 2004, management of infoUSA renewed its internal evaluation of the potential benefits of a business combination with OneSource. On April 4, 2004, Mr. Gupta contacted Mr. Kahn and Mr. Kahn directed Mr. Gupta to Section 5.3 of the ValueAct Agreement. The infoUSA board of directors held meetings on April 5 and 6, at which they discussed the potential acquisition of OneSource and authorized Mr. Gupta to submit a new offer to OneSource. On April 6, 2004, Mr. Gupta presented to Mr. Kahn a written proposal to acquire all of the outstanding Shares of OneSource at a cash price of $8.80 per share.

      On April 8, 2004, Mr. Kahn informed Mr. Gupta that the Special Committee had notified ValueAct of the infoUSA proposal, as required by the ValueAct Agreement, and that ValueAct had waived the notice requirement to permit OneSource to engage in discussions with infoUSA. On April 9, 2004, Messrs. Gupta, Das and Vakili, along with representatives of McColl Partners and Robins Kaplan, discussed infoUSA’s proposal with Messrs. Kahn and Landon and representatives of Morgan Stanley and Testa Hurwitz, including the due diligence requested by infoUSA, financing arrangements, and the agreement to structure the transaction as a cash tender offer followed by a merger. Representatives of OneSource proposed that infoUSA pay to OneSource an amount equal to the termination fee and expense reimbursement that would be payable to ValueAct in connection with termination of the ValueAct Agreement.

      On April 14, 2004, Messrs. Gupta and Vakili, along with representatives of McColl Partners and Robins Kaplan, met with Messrs. Kahn, Landon, Schumacher and DeSimone, Ms. McCabe and Ms. Cekel, along with representatives of Morgan Stanley and Testa Hurwitz, at the offices of Testa Hurwitz to conduct due diligence and discuss the terms of the proposal.

      During the period from April 14 to April 19, Robins Kaplan and Testa Hurwitz continued to negotiate the terms of the proposal, including payment by infoUSA of all or a portion of the termination fee and expenses to be paid to ValueAct, the minimum condition for the tender offer and related requests for a top-up option and break-up fees. On April 19, Robins Kaplan provided a draft tender offer agreement to Testa Hurwitz and requested tender and voting agreements from the officers of OneSource.

      On April 20, 2004, Robins Kaplan contacted Testa Hurwitz to revise the proposal contained in the tender offer agreement delivered the previous day, including the minimum condition for the tender offer, the requested top-up option and break-up fee provisions. During that day and the next, Robins Kaplan and Testa Hurwitz continued to negotiate the terms of the tender offer agreement, including discussion of the price offered per share, the minimum condition for the tender offer, the requested top-up option and break-up fee provision, and the requested tender and voting agreements. On April 21, 2004, Robins Kaplan provided a revised tender offer agreement and a copy of the commitment letter from Wells Fargo Bank, N.A. for the financing of the proposed transaction.

      On April 21, 2004, the infoUSA board of directors met to consider the proposed transaction and the proposed tender offer agreement and ancillary documents, and reviewed the course of discussions and negotiations between the parties. Following extensive discussion, the directors approved the proposed transaction and authorized Mr. Gupta to establish the final terms of the tender offer agreement.

      On April 22, 2004, Robins Kaplan received a markup of the tender offer agreement from Testa Hurwitz.

      On April 23, 2004, Mr. Das discussed infoUSA’s financing arrangements for the transaction with representatives of Morgan Stanley. That evening, Robins Kaplan provided a revised tender offer agreement that contained revisions responsive to the requests made by OneSource’s legal advisors, and delivered to Testa Hurwitz a signed copy of a letter agreement amending the commitment letter from infoUSA’s bank to remove one of the closing conditions.

      On April 26, 2004, Testa Hurwitz informed Robins Kaplan that the Special Committee had notified ValueAct of its intent to terminate the ValueAct Agreement.

      On April 27, 2004, Mr. Gupta was contacted by a representative of Morgan Stanley, who informed him that ValueAct would support a transaction with infoUSA if the price to all shareholders was increased to $8.95 per Share. After discussions between a representative of Morgan Stanley and each of Mr. Gupta and a representative of ValueAct, infoUSA agreed to increase its offer to $8.85 per Share if ValueAct would agree to tender Shares held by ValueAct. During the day on April 28, 2004, Robins Kaplan and Testa Hurwitz negotiated tender and voting agreements to be executed by ValueAct and its affiliates and Mr. Kahn, and continued to negotiate the tender offer agreement.

      Later on April 28, 2004, Testa Hurwitz informed Robins Kaplan that the Special Committee and OneSource Board had approved the tender offer agreement and the transactions contemplated thereby.

      On the morning of April 29, 2004, infoUSA paid to OneSource $3 million and Testa Hurwitz provided a copy of a signed notice evidencing OneSource’s termination of the ValueAct Agreement. ValueAct and Mr. Kahn delivered the Tender and Voting Agreement and Stockholder Support Agreement, respectively, to infoUSA. The Merger Agreement was then executed, and infoUSA and OneSource issued a press release regarding the Merger Agreement, the Merger and the Offer.

      On May 6, 2004, in accordance with the Merger Agreement, the Purchaser commenced the Offer.

Section 12.	Purpose of The Offer; Plans For OneSource; Merger Agreement; Tender and Voting Agreement; Stockholder Support Agreement; Confidentiality Agreement

Purpose of the Offer

      The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, OneSource. Upon the recommendation of the Special Committee, the OneSource Board has unanimously

(other than the OneSource director affiliated with ValueAct, who recused himself from the vote) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, has determined that each of the Offer and the Merger is in the best interests of holders of Shares, and has recommended that holders of Shares accept the Offer and tender their Shares.

Plans for OneSource After the Offer

      Once the Offer is consummated, if permitted by the Nasdaq and the SEC, it is the intention of infoUSA and the Purchaser to seek to cause OneSource to file applications to terminate the quotation of the Shares on the Nasdaq National Market and to terminate the registration of the Shares under the Exchange Act.

      If the Offer is successful, infoUSA and the Purchaser intend to consummate the Merger as promptly as practicable. If the Minimum Condition is satisfied, the Purchaser will have sufficient voting power to approve the Merger Agreement at the OneSource stockholders’ meeting even if no other OneSource stockholder votes in favor of such approval. If the Purchaser acquires at least 90% of the Shares, whether through the Offer or by exercising the Top-Up Stock Option, the Merger may be consummated without a stockholder meeting and without the approval of OneSource stockholders. Assuming all outstanding OneSource stock options are, pursuant to the Merger Agreement, converted to cash, rather than exercised and tendered, upon the tender of Shares owned by ValueAct and Mr. Kahn, the Purchaser believes it will need to acquire an additional 6,417,674 Shares pursuant to the Offer to reach the 90% ownership level necessary to effect such a “short-form” merger.

      Following consummation of the Offer, the Purchaser will have the power as a majority stockholder of OneSource to take such steps as are necessary to assure that designees of infoUSA or the Purchaser constitute a majority of the directors on the OneSource Board, including the designation of new directors to the OneSource Board. Pursuant to the terms of the Merger Agreement, infoUSA will be entitled, promptly upon payment by the Purchaser, in accordance with the Offer, for Shares pursuant to the Offer, and from time to time thereafter, to designate certain directors to the OneSource Board. Following the consummation of the Merger, infoUSA will designate all directors to the OneSource Board.

      Following consummation or termination of the Offer, the Purchaser reserves the right, but has no current intention, to acquire Shares in open market or negotiated transactions. There can be no assurance that the Purchaser will acquire such additional Shares in such circumstances or over what period of time such additional Shares, if any, might be acquired. As a consequence, no assurance can be given as to when the Purchaser will cause the Merger to be consummated, and similarly no assurance can be given as to when the Merger Consideration will be paid to stockholders who do not tender their Shares in the Offer.

      The Purchaser is not offering to acquire outstanding OneSource stock options (the “Options”) in the Offer. Pursuant to the Merger Agreement, as of the Effective Time, all options will accelerate and become fully-vested. All Options that have an exercise price below the Offer Price will be cancelled in exchange for the payment of the excess, if any, of the Offer Price over the exercise price for such Options, less applicable income and employment taxes required to be withheld. All Options which have an exercise price above the Offer Price will be terminated. Of course, holders of vested Options may exercise such Options and tender the Shares issued upon such exercise in the Offer, rather than receive the cash payment described above, but doing so will require the option holder to pay to OneSource the exercise price as specified in the applicable option agreement.

      Following the Merger, OneSource will be a direct wholly-owned subsidiary of infoUSA. Neither infoUSA nor the Purchaser has discussed with OneSource’s key management personnel, nor reached any agreement with respect to, the terms of such personnel’s continued employment. infoUSA intends, upon acquiring control of OneSource, to continue its review and evaluation of OneSource and its subsidiaries and their respective assets, businesses, corporate structure, capitalization, operations, properties, policies, management, and personnel. Generally, infoUSA intends to integrate OneSource’s business into infoUSA’s business, with a view to achieving operating efficiencies and cost savings while maintaining and enhancing customer service. After infoUSA concludes its review of OneSource, it is possible that infoUSA might modify some of its current plans.

      Except as otherwise described in this Offer to Purchase, the Purchaser has no current plans or proposals which relate to or would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving OneSource, (ii) a sale or transfer of a material amount of assets of OneSource, (iii) any change in the OneSource Board or the management of OneSource, including but not limited to, any plan or proposal to change the number or term of directors, to fill any existing vacancy on the OneSource Board, or change any material term of the employment contract of any executive officer, (iv) any material change in the present dividend rate or policy or indebtedness or capitalization of OneSource, or (v) any other material change in the OneSource corporate structure or business.

The Merger Agreement

      The following is a summary of certain provisions of the Merger Agreement. The summary is qualified in its entirety by reference to the Merger Agreement, a copy of which has been filed with the SEC as an exhibit to infoUSA’s Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places set forth in Section 9 (“Certain Information Concerning the Purchaser and infoUSA”), or downloaded for free at the SEC’s web site at www.sec.gov.

      Capitalized terms used in this section of the Offer to Purchase but not otherwise defined have the meanings assigned to them in the Merger Agreement. In particular, when the term “Material Adverse Effect” is used, it has the meaning assigned to it in Section 8.10 of the Merger Agreement.

      The Offer. The Merger Agreement provides for the commencement of the Offer by the Purchaser as promptly as reasonably practicable but no later than May 6, 2004. The initial expiration date of the Offer is June 3, 2004. The Offer is conditioned upon satisfaction of the Minimum Condition, as well as the other conditions set forth in Section 14 below. infoUSA and the Purchaser reserve the right to amend or modify the terms of the Offer, except that, without the prior written consent of OneSource, infoUSA and the Purchaser will not (i) decrease or change the form of the consideration payable in the Offer, or decrease the number of Shares sought in the Offer, (ii) change the conditions to the Offer in a manner materially adverse to OneSource stockholders, (iii) impose new material conditions on the Offer, (iv) waive the condition that there will be validly tendered and not properly withdrawn prior to the time the Offer expires a number of Shares that would constitute at least 51% of the Shares outstanding on the date of purchase on a fully-diluted basis, (v) extend the expiration date of the Offer, except as described below, or (vi) amend any term of the Offer in a manner adverse to OneSource stockholders. If at the expiration date any of the conditions to the Offer have not been satisfied, and if requested by OneSource, infoUSA and the Purchaser are required to extend the Offer for up to ten business days. infoUSA and the Purchaser may extend the Offer for up to an aggregate of 15 business days (including the 10 business day period requested by OneSource, if applicable) if at the expiration date any of the conditions to the Offer have not been satisfied. Additionally, if all of the conditions to the Offer have been satisfied, but there have not been validly tendered and not properly withdrawn Shares that represent at least 90% of the number of outstanding Shares on a fully-diluted basis as of such date, OneSource may extend the Offer for successive periods of up to 3 business days each, not to exceed 20 business days in the aggregate, for the purpose of reaching the 90% threshold. infoUSA and the Purchaser may also extend the Offer if required by applicable SEC rules and regulations. Following consummation of the Offer, infoUSA and the Purchaser may provide for a Subsequent Offering Period of 3 business days to 20 business days.

      The Merger. The Merger Agreement provides that, following the purchase of Shares pursuant to the Offer, the approval of the Merger Agreement by the stockholders of OneSource, if necessary, and the satisfaction or waiver of the other conditions to the Merger, the Purchaser will be merged with and into OneSource, in accordance with the DGCL. OneSource will be the surviving corporation in the Merger (the “Surviving Corporation”). The Merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware (the “Effective Time”). At the Effective Time, all the properties, rights, privileges, powers, and franchises of OneSource and the Purchaser will vest in the

Surviving Corporation, and all debts, liabilities, and duties of OneSource and the Purchaser will become the debts, liabilities, and duties of the Surviving Corporation. The Merger Agreement provides that the Second Amended and Restated Certificate of Incorporation of OneSource will be the certificate of incorporation of the Surviving Corporation until further amended in accordance with applicable law. The Merger Agreement also provides that the Bylaws of the OneSource will be the bylaws of the Surviving Corporation until amended in accordance with applicable law. The directors and officers of the Purchaser at the Effective Time will be the directors and officers of the Surviving Corporation.

      Conditions to the Merger. The Merger Agreement provides that the respective obligations of OneSource, infoUSA, and the Purchaser to consummate the Merger are subject to the satisfaction at or prior to the Effective Time of certain conditions, including the following: (i) OneSource will have obtained the approval of a majority of the Shares of OneSource entitled to vote, if required by the DGCL, (ii) no governmental authority will have enacted, issued, promulgated, enforced, entered any law, order, or judgment that has the effect of preventing or prohibiting consummation of the Merger or otherwise imposes material limitations on the ability of the Purchaser and infoUSA to acquire the business of OneSource, (iii) all necessary material consents, approvals, permits of, authorizations from, notifications to, and filings with any governmental authorities in connection with the Merger will have been made or obtained, (iv) the applicable waiting period under the HSR Act and any similar laws will have expired or been terminated, and (v) the Purchaser will have accepted for purchase and purchased all Shares validly tendered and not properly withdrawn pursuant to the Offer.

      Conversion of Shares. Pursuant to the Merger Agreement, as of the Effective Time, (i) each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned directly by infoUSA, the Purchaser, or any of their respective affiliates at the Effective Time, Shares owned by OneSource or any wholly-owned subsidiary thereof as treasury stock or otherwise, and Shares owned by stockholders who have properly exercised rights of appraisal under the DGCL) will be converted into the right to receive the price paid per share in the Offer (the “Merger Consideration”), (ii) each Share held directly by infoUSA, the Purchaser, or any of their respective affiliates at the Effective Time and each Share held by OneSource or any wholly-owned subsidiary thereof as treasury stock or otherwise immediately prior to the Effective Time will be cancelled, and no payment will be delivered for such Shares, and (iii) each share of common stock of the Purchaser issued and outstanding immediately prior to the Effective Time will automatically be converted into one validly issued, fully paid, and non-assessable share of common stock of the Surviving Corporation. Stockholders who perfect their dissenters’ rights under the DGCL will be entitled to the fair value of their shares determined in accordance with the DGCL.

      Conversion and Termination of OneSource Options and Termination of OneSource Stock Option Plans. Immediately prior to the Effective Time, each Option outstanding under OneSource’s 1993 Stock Purchase and Option Plan, 1999 Stock Option and Incentive Plan and 2001 Non-Employee Director Stock Option Plan (the “Stock Option Plans”) will become immediately vested and exercisable in full, and at the Effective Time, all Options will be terminated. Each holder of an Option will be entitled to receive in settlement of such Option, as promptly as practicable but in no event later than ten days following the Effective Time, a cash payment equal to the product of (i) the total number of Shares otherwise issuable upon exercise of such Options, and (ii) the excess, if any, of the Merger Consideration per Share less the applicable exercise price per Share of such Options. Holders of Options that have an exercise price per Share greater than the Merger Consideration per Share thus will not receive payment for such Options. Option holders subject to Section 16(a) of the Exchange Act will be paid as soon as such payment can be made without liability to such holder under that provision. The Stock Option Plans will be terminated as of the Effective Time.

      OneSource’s Board of Directors. The Merger Agreement provides that, at any time following payment by the Purchaser for a number of Shares that satisfies the Minimum Condition pursuant to the Offer, infoUSA will be entitled to designate such number of directors, rounded up to the nearest whole number, on the OneSource Board (and each committee of the OneSource Board and each board of directors of each OneSource subsidiary) as will give infoUSA representation on the OneSource Board equal to the product of (i) the number of directors on the OneSource Board, and (ii) the percentage that the number of Shares purchased by the Purchaser bears to the number of Shares outstanding. OneSource has agreed to either increase the size of the Board or to use its best efforts to secure the resignations of such number of directors as is necessary to provide infoUSA with this level of representation, and to cause infoUSA’s designees to be so elected.

      Until the Effective Time, OneSource will use reasonable efforts to ensure that, in addition to the infoUSA designees to the OneSource Board, there will be at least three Continuing Directors (as defined below) on the OneSource Board. The Merger Agreement defines “Continuing Directors” as directors that are not affiliated with or designated by infoUSA and who are non-management directors of OneSource as of the date of the Merger Agreement (except that Mr. Kahn is not deemed ineligible to serve as a Continuing Director as a result of his position as interim Chief Executive Officer), or any directors who are elected after the date of the Merger Agreement at the recommendation of the directors who were directors on the date of the Merger Agreement or who were appointed by such directors or Continuing Directors. Until the Effective Time, the approval of a majority of the Continuing Directors is required to authorize (i) any amendment or termination of the Merger Agreement or abandonment of the Merger by OneSource, (ii) any amendment to the Second Amended and Restated Certificate of Incorporation or Bylaws of OneSource, other than as contemplated by the Merger Agreement, (iii) any extension by OneSource of the time for the performance of any of the obligations or other acts of infoUSA or the Purchaser, including any extension of the closing of the Merger or any extension of the Effective Time of the Merger to any time subsequent to the time of filing of the certificate of merger, (iv) any waiver of any of OneSource’s rights under the Merger Agreement, (v) any determination by the OneSource Board with respect to any Acquisition Proposal or Superior Proposal (as defined below), or (vi) any determination by the OneSource Board to withdraw, modify, or change its approval and recommendation of the Merger Agreement and the Merger. Such authorization will constitute the authorization of the OneSource Board, even if a majority of the Continuing Directors does not constitute a majority of all directors then in office. If no Continuing Directors are in office, none of the actions described above may be taken.

      Subject to Section 14(f) of the Exchange Act and Rule 14f-1, OneSource has agreed to promptly take all actions required in order to fulfill its obligations to effect election of infoUSA’s designees, including mailing to its stockholders the information required by Section 14(f) of the Exchange Act and Rule 14f-1 with its Solicitation/ Recommendation Statement on Schedule 14D-9.

      Proxy Statement. As promptly as practicable following the purchase of Shares pursuant to the Offer, if stockholder approval of the Merger is required by the DGCL, OneSource and infoUSA will prepare and file a proxy statement with the SEC. OneSource will use its best efforts to respond to the comments of the SEC, if any, in connection with the proxy statement, and to cause the proxy statement to be mailed to OneSource stockholders at the earliest practicable date.

      Stockholders’ Meeting. Pursuant to the Merger Agreement, OneSource will, if required by the DGCL in order to consummate the Merger, duly call, convene, and hold a special meeting of its stockholders promptly following the purchase of Shares pursuant to the Offer for the purpose of approving the Merger Agreement and the Merger. infoUSA and the Purchaser have agreed that, prior to the Effective Time, they will not sell, transfer, or otherwise dispose of any Shares owned by them, whether indirectly or directly acquired by them pursuant to the Offer or otherwise, and will vote such Shares in favor of the Merger Agreement and the Merger. If the Minimum Condition is satisfied and the Purchaser has accepted and paid for a number of validly tendered and not properly withdrawn Shares that satisfy the Minimum Condition, the Purchaser will have sufficient voting power to approve the Merger Agreement and the Merger, even if no other stockholder votes in favor of such approval.

      Statutory Merger. In the event that the Purchaser acquires at least 90% of the then-outstanding Shares, infoUSA, the Purchaser, and OneSource will take all necessary and appropriate action to cause the Merger to become effective in accordance with the DGCL as soon as reasonably practicable after the expiration of the Offer, without a meeting of OneSource stockholders.

      No Solicitation. OneSource has agreed that, until the earlier of the Effective Time or the termination of the Merger Agreement, it will not, and will cause its representatives not to, directly or indirectly, (i) solicit, initiate, or encourage (including by way of furnishing information or assistance) or take any other action to facilitate, any inquiry in connection with or the making of any proposal from any third party that constitutes, an Acquisition Proposal (as defined below), (ii) enter into, explore, maintain, participate in, or continue any discussion or negotiation with any third party regarding an Acquisition Proposal, or furnish to any third party any information or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other party to make or effect an Acquisition Proposal, or (iii) enter into any agreement, arrangement, or understanding with respect to, or otherwise endorse, any Acquisition Proposal. The OneSource Board and the Special Committee may furnish information to or engage in discussions or negotiations with (including making counterproposals to) any third party that makes an Acquisition Proposal if (a) the OneSource Board or the Special Committee determines in good faith after consultation with outside legal counsel that failing to take such action could be inconsistent with the OneSource Board’s or the Special Committee’s fiduciary duties to the OneSource stockholders under applicable law, (b) the Acquisition Proposal constitutes a Superior Proposal (as defined below), (c) prior to furnishing information to or engaging in discussions or negotiations with such third party, OneSource receives from such third party an executed confidentiality agreement with terms no less favorable to OneSource in all material respects than those of the Confidentiality Agreement, described below, and (d) OneSource notifies infoUSA not less than two days prior to taking such action, describing the party making the proposal and the terms of such proposal. Additionally, OneSource will promptly (and in any event within 24 hours) notify infoUSA of the receipt of any Acquisition Proposal. If an Acquisition Proposal is a Superior Proposal, the OneSource Board or Special Committee can, subject to compliance with the procedures described above and the payment of any required termination-related fees, terminate the Merger Agreement and withhold its support for the Offer and the Merger.

      The Merger Agreement defines an “Acquisition Proposal” as any offer or proposal for, or any indication of interest in (i) any direct or indirect acquisition of 10% or more of the total assets of OneSource and its subsidiaries, in a single transaction or series of related transactions, other than in the ordinary course of business, (ii) any direct or indirect acquisition of 10% or more of any class of equity securities of OneSource or any of its subsidiaries in a single transaction or a series of related transactions, (iii) any tender offer or exchange offer (including a self-tender offer) that if consummated would result in any person beneficially owning 10% or more of any class of equity securities of OneSource or any of its subsidiaries, (iv) any merger, consolidation, share exchange, business combination, recapitalization, reclassification, or other similar transaction involving OneSource or any of its subsidiaries, or (v) any public announcement of an agreement, proposal, or plan to do any of the foregoing. A “Superior Proposal” is defined as any Acquisition Proposal that (a) the OneSource Board or the Special Committee has determined in good faith, after consultation with an independent financial advisor, is more favorable to OneSource stockholders than the Merger, (b) the OneSource Board or the Special Committee has determined in good faith, after consultation with its outside legal counsel, is of such a nature that failing to accept such Acquisition Proposal could be inconsistent with its fiduciary duties to the OneSource stockholders under applicable law, (c) is reasonably capable of being consummated in a timely manner (taking into account all financial, regulatory, legal and other aspects of such proposal, including the ready availability of cash on hand or commitments for the same required to consummate such Acquisition Proposal and any required legal approvals), and (d) is not subject to any financing contingencies.

      OneSource also agreed to immediately terminate any existing activities, discussion, or negotiations by OneSource and its subsidiaries and their affiliates and representatives with any parties conducted prior to the execution of the Merger Agreement with respect to an Acquisition Proposal.

      Top-Up Stock Option. Under the Merger Agreement, infoUSA has been granted a Top-Up Stock Option to purchase up to a number of Shares that represents 19.9% of the Shares issued and outstanding immediately prior to the date of exercise, which is exercisable if, but only if, after giving effect to the exercise of the Top-Up Stock Option, and as a result of such exercise, the Shares then-owned by infoUSA and the Purchaser will constitute at least 90% of the Shares then-outstanding (assuming the issuance of the Shares issued upon exercise of the Top-Up Stock Option), at a purchase price per Share equal to the Offer Price (or such higher price per Share, if applicable, paid upon consummation of the Offer). The exercise price for the Top-Up Stock Option may be paid in cash or by delivery to OneSource of a promissory note in an amount equal to the exercise price for the Shares for which the Option is exercised, less the par value of such Shares, which sum is payable in cash. The Top-Up Stock Option terminates at the Effective Time or the termination of the Merger Agreement, whichever occurs first.

      Financing Cooperation. OneSource has agreed to cooperate in connection with the arrangement of financing to be obtained by infoUSA, the Purchaser, or the Surviving Corporation in connection with the transactions contemplated by the Merger Agreement. Such cooperation includes providing to infoUSA or its financing sources all material financial information requested by infoUSA or its financing sources, making OneSource senior officers and other company representatives reasonably available to infoUSA’s financing sources to participate in due diligence sessions and presentations regarding the financing, and assisting in the preparation of one or more offering documents and other marketing materials to be used in connection with the financing.

      Stockholder Litigation. OneSource, infoUSA, and the Purchaser will give each other a reasonable opportunity to participate in the defense of any stockholder litigation involving the parties or their respective directors and relating to the transactions contemplated by the Merger Agreement or the transactions contemplated by the ValueAct Agreement. OneSource has agreed not to cooperate with any third party seeking to restrain or prohibit the Offer or the Merger and will cooperate with infoUSA in resisting any such effort.

      Access to Information. OneSource will afford infoUSA and its accountants, counsel, and other representatives, access, in a manner reasonably designed to minimize disruption to the operations of OneSource, upon reasonable notice and during normal business hours, to its offices and other facilities, to its senior officers and other company representatives, and its books and records. OneSource will also cause its representatives and subsidiaries to make available such financial and operating data and other information as infoUSA, the Purchaser, or their representatives may reasonably request, unless such access or provision is otherwise restricted by applicable law or contract.

      Notification of Certain Matters. Each party has agreed to promptly notify the other party in writing of (i) receipt of any written notice from a third party alleging that such party’s consent is required in connection with the transactions contemplated by the Merger Agreement, (ii) any Material Adverse Effect to OneSource, or, with respect to infoUSA and the Purchaser, any matter that would be reasonably likely to prevent or materially delay the ability of infoUSA and the Purchaser to perform their respective obligations under the Merger Agreement or consummate the transactions contemplated by the Merger Agreement, (iii) any material claims, actions, or investigations commenced or threatened involving OneSource or any of its subsidiaries or their properties or assets, (iv) any representation or warranty of such party in the Merger Agreement becoming untrue or inaccurate in any material respect, or (v) any failure of such party to comply with or satisfy in any material respect any of its covenants, conditions, or agreements in the Merger Agreement.

      Filings and Consents. The Merger Agreement provides that the parties (i) will cooperate to determine which filings must be made, and which consents, approvals, permits, or authorizations must be obtained, by each party prior to the Effective Time from governmental authorities or third parties in connection with the consummation of the transactions contemplated by the Merger Agreement, and (ii) will assist the other party in timely making such filings and obtaining such consents, approvals, permits, or authorizations. Each of the parties will consult and fully cooperate with and provide assistance to each other in seeking early termination under the HSR Act or any similar law, but neither party has any obligation to divest or hold separate any assets or take any similar measures as a condition to approval by any governmental authority of the transactions contemplated by the Merger Agreement. Filing fees will be shared equally by the parties.

      Indemnification and Insurance. The certificate of incorporation and bylaws of the Surviving Corporation will contain provisions with respect to indemnification, advancement of expenses, and director exculpation as are set forth in OneSource’s Second Amended and Restated Certificate of Incorporation and Bylaws (as in effect on the date of the Merger Agreement) which provisions will not be amended, repealed, or otherwise modified in any manner that would adversely affect the rights of persons who were entitled to indemnification, advancement of expenses, or exculpation under OneSource’s Second Amended and Restated Certificate of Incorporation and Bylaws in respect of acts or omissions occurring at or prior to the Effective Time, for a period of six years from the Effective Time. The Surviving Corporation has agreed to indemnify, defend, and hold harmless to the fullest extent that OneSource would have been permitted under applicable law and its Second Amended and Restated Certificate of Incorporation and Bylaws (as in effect on the date of the Merger Agreement), the present and former officers, directors, employees, and agents of OneSource and its subsidiaries (the “Indemnified Parties”) in respect of acts or omissions occurring at or prior to the Effective Time. For a period of six years after the Effective Time, infoUSA will cause to be maintained in effect the current policies of directors and officers liability insurance maintained by OneSource and its subsidiaries (except that infoUSA may substitute equivalent policies) with respect to claims arising from and related to facts or events which occurred at or before the Effective Time. infoUSA will not be obligated to make premium payments for such insurance in excess of $900,000 per year, but if such insurance can only be obtained at an annual premium exceeding $900,000, infoUSA will maintain as much coverage as it can obtain for $900,000. In the event of a merger, consolidation, or sale of all or substantially all of the assets of Surviving Corporation, infoUSA, or any successor thereof, provision will be made so that the obligations of Surviving Corporation and infoUSA described above are honored.

      Interim Operations. OneSource has agreed that, except to the extent expressly contemplated by the Merger Agreement or with the written consent of infoUSA, during the period from the date of the Merger Agreement to the earlier of the termination of the Merger Agreement or the Effective Time, the business and operations of OneSource will be conducted only in the ordinary course of business and OneSource will use reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and employees, preserve its relationships with third parties having business dealings with it, and preserve the goodwill of its businesses. Additionally, OneSource has agreed that it will not and, as applicable, will not permit any of its subsidiaries to:

(a) (i) authorize for issuance, issue, or agree to issue (whether through the issuance or granting of options, commitments, subscriptions, rights to purchase, or otherwise), pledge, or otherwise encumber any shares of its capital stock or the capital stock of any of its subsidiaries or any options or convertible securities or equity equivalents, except for issuances of Shares upon the exercise of Options outstanding on the date of the Merger Agreement, or (ii) repurchase, redeem, or otherwise acquire any shares of capital stock or other equity interests of OneSource or any of its subsidiaries;

(b) (i) sell, transfer, or pledge, or agree to sell, transfer, or pledge, any equity interest owned by it in any of its material subsidiaries or alter through merger, liquidation, reorganization, restructuring, or in any other fashion the corporate structure or ownership of any of its subsidiaries, (ii) amend or otherwise change its Second Amended and Restated Certificate of Incorporation or Bylaws or permit any of its subsidiaries to do the same, or (iii) split, combine or reclassify any shares of its capital stock;

(c) declare, set aside, or pay any dividends on (whether in cash, stock or property), or make any other distributions in respect of, any of its capital stock, except for dividends paid by direct or indirect wholly-owned subsidiaries to OneSource with respect to capital stock;

(d) (i) agree to any material increase in any manner the compensation or fringe benefits of, or pay any bonus to, any current or former director, officer, or employee except for increases and bonuses expressly contemplated by or required under existing employment agreements, bonus plans, and other agreements and arrangements, and except in connection with accelerating the vesting schedules of the Options and terminating the Options and the Stock Option Plans, (ii) enter into any new or materially amend any existing employment, severance, or termination agreement with any current, prospective, or former director, officer, or employee, except as provided by the Merger Agreement, (iii) except as required by applicable law or the Merger Agreement, become obligated under any employee benefit plan that was not in existence on the date of the Merger Agreement or amend, modify, or terminate any employee benefit plan or any agreement, arrangement, plan, or policy for the benefit of any current or former director, officer, or employee, or (iv) except as required by applicable law or the Merger Agreement, pay any benefit not required by any plan or arrangement as in effect as of the date of the Merger Agreement, except in connection with accelerating the vesting schedules of the Options and terminating the Options and the Stock Option Plans, and except for the payment of the employer match under the OneSource 401(k) plan;

(e) acquire any business, other than purchases of assets in the ordinary course of business consistent with past practice and not in excess of $50,000 in any one instance or $250,000 in the aggregate;

(f) sell, lease, license, mortgage, or otherwise encumber or subject to any lien or otherwise dispose of any of its properties or assets other than (i) properties or assets not in excess of $25,000 in one instance or $250,000 in the aggregate, (ii) inventory in the ordinary course of business consistent with past practice, (iii) nonexclusive licenses granted in the ordinary course of business to customers for such customers’ use of OneSource products and services, and (iv) liens relating to taxes that are not yet due and payable or otherwise being contested in good faith and as to which appropriate reserves have been established in accordance with generally accepted accounting principles;

(g) incur, assume, or pre-pay any indebtedness for borrowed money, or guarantee any such indebtedness or obligation of another person, guarantee any debt securities of others, enter into any “keep well” or other agreement to maintain any financial statement condition of another person, or enter into any arrangement having the economic effect of any of the foregoing;

(h) make or forgive any loans, advances, or capital contributions to, guarantees for the benefit of, or investments in, any person or entity other than loans between or among OneSource and its wholly-owned subsidiaries and advancement of customary business and travel expenses;

(i) assume, guarantee, or otherwise become liable or responsible for the obligations of any other person except for obligations of subsidiaries permitted by the Merger Agreement;

(j) permit any insurance policy naming it as a beneficiary or loss payee to be canceled or terminated (and OneSource and its subsidiaries will also continue in force insurance covering risks of such types and in such amounts as are consistent with its past practices);

(k) establish or acquire (i) any subsidiary other than wholly-owned subsidiaries, or (ii) subsidiaries organized outside of the United States and its territorial possessions;

(l) amend, modify or waive any term of any outstanding security, except (i) as required by the Merger Agreement, (ii) in connection with accelerating the vesting schedules of the Options to the extent required by the Stock Option Plans or the agreements pursuant to which such Options were granted, and (iii) in connection with terminating the Options and the Stock Option Plans;

(m) enter into any labor or collective bargaining agreement, memorandum or understanding, grievance settlement, or any other agreement or commitment to or relating to any labor union;

(n) settle or compromise any pending or threatened suit, action, claim, or litigation (except in the ordinary course of business) in excess of $25,000;

(o) change any of its material accounting policies, practices, or procedures used as of the date of the Merger Agreement except as required as a result of a change in applicable law or United States generally accepted accounting principles;

(p) make or change any material tax election, make or change any material method of accounting with respect to taxes, settle or compromise any material tax liability, or file any material amended tax return except as required as a result of a change in applicable law;

(q) pay, discharge, or satisfy any claims, liabilities, or obligations other than (i) the payment, discharge, or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in OneSource’s financial statements or incurred in the ordinary course of business and consistent with past practice, or (ii) the payment of expenses of OneSource in connection with the negotiation of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the payment of the costs, fees, and expenses incurred by the Special Committee, which will not exceed in the aggregate $5,000,000;

(r) transfer or license to any third party or otherwise amend or modify in any material respect any contract relating to OneSource’s intellectual property other than the grant in the ordinary course of business of non-exclusive licenses to customers in connection with the sale of OneSource products;

(s) amend the Rights Plan in any manner; and

(t) agree or commit to do any of the foregoing.

      Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties, including representations by OneSource regarding its organization and qualification, capitalization, charter documents and bylaws, its authority to enter into the Merger Agreement, the absence of conflicting obligations, the absence of a Material Adverse Effect, the accuracy of its SEC filings, taxes, compliance with laws, intellectual property, title to properties, litigation, accuracy of the proxy statement, broker’s fees, employee benefit plans, contracts, labor matters, undisclosed liabilities, operation of its business and its customer and supplier relationships, permits, the opinion of its financial advisor, the recommendation of the OneSource Board and Special Committee, the vote required to approve the Merger, transactions with affiliates, takeover statutes and its Rights Plan, Nasdaq qualification, and insurance. The Merger Agreement also contains representations and warranties by infoUSA and the Purchaser regarding their organization and qualification, charter documents and bylaws, authority to enter into the Merger Agreement, the absence of conflicting obligations, litigation, the accuracy of their SEC filings, financial arrangements regarding the Offer and the Merger, and broker’s fees. Certain representations and warranties in the Merger Agreement contain exceptions for matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on OneSource and its subsidiaries, taken as a whole or, with respect to infoUSA and the Purchaser, that would not be reasonably likely to prevent or materially delay the ability of infoUSA and the Purchaser to perform their respective obligations under the Merger Agreement or consummate the transactions contemplated by the Merger Agreement.

      Termination. The Merger Agreement may be terminated:

(a) at any time prior to the Effective Time, by the mutual written consent of OneSource and infoUSA;

(b) at any time prior to the Effective Time, by either OneSource or infoUSA, if any governmental authority has issued a final and non-appealable order permanently restraining, enjoining, or otherwise prohibiting the acceptance for payment of or payment for Shares in the Offer or the Merger, so long as the terminating party used commercially reasonable efforts to have such order vacated;

(c) at any time prior to the Effective Time, by either OneSource or infoUSA, if the Offer has not been consummated by August 27, 2004, provided that the right to terminate is not available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in the failure of the Offer to be consummated on or before such date;

(d) at any time prior to the Effective Time, by either OneSource or infoUSA, if there is any law in effect that makes consummation of the Offer or the Merger illegal or otherwise materially limits the ownership of or the operation of the assets of OneSource after the closing of the Merger;

(e) at any time prior to the Effective Time, by either OneSource or infoUSA, if the required vote of the OneSource stockholders is not obtained at the OneSource stockholder meeting or any adjournment or postponement thereof, or by written consent, provided that the right to terminate is not available to OneSource if it fails to call such meeting, and the right to terminate is not available to infoUSA if infoUSA or the Purchaser sells any Shares owned by it or fails to vote such Shares in favor of approval of the Merger Agreement and the Merger at such meeting;

(f) at any time prior to the Effective Time, by OneSource, if it receives an Acquisition Proposal that constitutes a Superior Proposal;

(g) at any time prior to the Effective Time, by infoUSA, if the Minimum Condition is not met;

(h) at any time prior to the consummation of the Offer by the Purchaser, by infoUSA, if the conditions to the Offer are not satisfied;

(i) at any time prior to the consummation of the Offer by the Purchaser, by infoUSA, if at any time prior to the consummation of the Offer by the Purchaser there is a Material Adverse Effect to OneSource;

(j) at any time prior to the Effective Time, by infoUSA, if there is a material breach by OneSource of any of its covenants or agreements contained in the Merger Agreement, which breach (i) would result in a Material Adverse Effect to OneSource or delay or impair the ability of infoUSA and the Purchaser to consummate the transactions contemplated by the Merger Agreement, (ii) if curable, is not cured within 30 days after written notice (other than a breach of OneSource’s non-solicitation obligations, which must be cured within 48 hours after written notice), and (iii) to the extent such breach occurred after the consummation of the Offer, it was not the result of any action or inaction on the part of infoUSA, the Purchaser, or infoUSA designees to the OneSource Board;

(k) at any time prior to the Effective Time, by infoUSA, if the OneSource Board or the Special Committee has withdrawn or modified in a manner adverse to infoUSA their recommendation to OneSource stockholders regarding the approval of the Merger Agreement and the Merger, or has approved or endorsed another Acquisition Proposal; and

(l) at any time prior to the Effective Time, by infoUSA, if the U.S. Federal Reserve Board or any other Federal government authority has declared a general banking moratorium or suspension of payments in respect of banks or any limitation on the extension of credits by banks in the United States.

Under some circumstances, OneSource is required to pay certain fees to infoUSA in connection with the termination of the Merger Agreement, as described more fully below.

      Expenses and Termination Fees. The Merger Agreement generally provides that all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such expenses, except that filing fees will be shared equally by the parties. However, OneSource has agreed to pay infoUSA a termination fee of $3 million (the “Termination Fee”) and reimbursement of expenses of infoUSA and the Purchaser of up to $1 million (the “Expenses”) if the Merger Agreement is terminated under certain circumstances.

      The Termination Fee and Expenses, plus any fees or expenses of infoUSA and the Purchaser associated with any litigation to collect the Termination Fee and Expenses, is payable (a) if OneSource terminates the Merger Agreement because of a Superior Proposal, or (b) if infoUSA terminates the Merger Agreement because (i) of an uncured breach by OneSource of its non-solicitation obligations, (ii) the OneSource Board or the Special Committee has withdrawn or modified in a manner adverse to infoUSA their recommendation to OneSource stockholders regarding the approval of the Merger Agreement and the Merger, or has approved or endorsed another Acquisition Proposal, or (iii) the Minimum Condition has not been met, but only if within 12 months of termination, OneSource enters into a definitive agreement with respect to or otherwise consummates a transaction similar to the transactions contemplated by the Merger Agreement. The Termination Fee and reimbursement of Expenses must be paid to infoUSA by wire transfer within two business days of demand for payment by infoUSA, except that the Termination Fee and reimbursement for Expenses are payable concurrently with any termination of the Merger Agreement by OneSource because of a Superior Proposal or the consummation of a transaction similar to the transactions contemplated by the Merger Agreement within 12 months of termination by infoUSA as a result of a failure to meet the Minimum Condition. The Termination Fee and reimbursement for Expenses are the sole remedy of infoUSA and the Purchaser in the event of a breach of the Merger Agreement by OneSource, but are payable regardless of any alleged breach (other than a willful breach) by infoUSA of the Merger Agreement.

      Amendments. The parties may amend the Merger Agreement at any time by execution of an instrument in writing signed on behalf of each of the parties. Following approval of the Merger Agreement by OneSource stockholders, the parties may not amend the Merger Agreement in any manner that would require the further approval of the Merger Agreement by the stockholders of OneSource under applicable law without obtaining such further approval.

      Extension; Waiver. At any time prior to the Effective Time any party may (i) extend the time for performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties made to such party contained in the Merger Agreement or other documents delivered in connection with the Merger Agreement, or (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained in the Merger Agreement. Any such extension or waiver must be in writing.

Tender and Voting Agreement

      The following is a summary of certain provisions of the Tender and Voting Agreement between infoUSA, the Purchaser, and ValueAct. The summary is qualified in its entirety by reference to the Tender and Voting Agreement, a copy of which has been filed with the SEC as an exhibit to infoUSA’s Schedule TO. The Tender and Voting Agreement may be examined and copies may be obtained at the places set forth in Section 9 (“Certain Information Concerning the Purchaser and infoUSA”), or downloaded for free at the SEC’s web site at www.sec.gov.

      Tender of Shares. ValueAct has agreed to tender all of its Shares (including any additional Shares obtained after April 29, 2004) in the Offer, within ten business days of the commencement of the Offer, and not to withdraw such Shares from the Offer unless the Offer is terminated.

      Voting Agreement. During the time the Tender and Voting Agreement is in effect, at any meeting of OneSource stockholders called with respect to the Merger or the Merger Agreement or any adjournment of such meeting, ValueAct has agreed to vote or cause to be voted its Shares (i) in favor of the Merger, the adoption of the Merger Agreement and the approval of the terms of the Merger Agreement, (ii) against any action or agreement that would result in a breach in any material respect of any covenant or any other obligation or agreement of OneSource under the Merger Agreement or in breach in any material respect of any representation or warranty of OneSource in the Merger Agreement, (iii) against any Acquisition Proposal, and (iv) against any other action that is intended or could reasonably be expected to impede, interfere with, delay, postpone, or discourage the Offer or the Merger. Such obligations apply equally to any action taken by written consent.

      Representations and Covenants. ValueAct has represented and warranted that it is the beneficial owner of the Shares covered by the Tender and Voting Agreement and that such Shares are the only Shares beneficially owned by ValueAct, that, other than filings or approvals required by applicable securities laws and the HSR Act, no consents or approvals are required for it to enter into the Tender and Voting Agreement or perform its obligations thereunder, and that entering into the Tender and Voting Agreement and performing its obligations under the Tender and Voting Agreement will not violate its organizational documents, any applicable law, or conflict with or result in a breach under any agreement to which it is a party. ValueAct has agreed, while the Tender and Voting Agreement is in effect, (i) not to sell, transfer, give, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option, or other arrangement or understanding with respect to any such disposition of the Shares, except as contemplated by the Tender and Voting Agreement, and (ii) not to grant any proxies, deposit any Shares into a voting trust or enter into a voting agreement or power of attorney with respect to any Shares. ValueAct has also agreed not to, directly or indirectly, (i) solicit or knowingly encourage or initiate the submission of any Acquisition Proposal, or (ii) engage in negotiations regarding, or furnish to any person any nonpublic information with respect to, or take any other action knowingly to induce any inquiries or the making of an Acquisition Proposal, except under circumstances in which OneSource would be permitted under the Merger Agreement to do so.

      Termination. The Tender and Voting Agreement will terminate upon (i) the purchase of Shares beneficially owned by ValueAct pursuant to the Offer, or (ii) the earliest to occur of (a) the Effective Time, (b) the termination of the Merger Agreement, or (c) the 120-day anniversary of the date of the Tender and Voting Agreement. Additionally, ValueAct has the right to terminate the Tender and Voting Agreement if the terms of the Merger Agreement or the Offer are amended or waived without the written consent of ValueAct, but only if such amendment or waiver amends or modifies a condition to the Offer in a manner materially adverse to ValueAct, creates any additional material condition to the Offer, reduces the Offer Consideration or the Merger Consideration, changes the form or mix of the Offer Consideration or the Merger Consideration, or otherwise materially adversely affects ValueAct.

Stockholder Support Agreement

      The following is a summary of certain provisions of the Stockholder Support Agreement between infoUSA, the Purchaser, and Mr. Kahn. The summary is qualified in its entirety by reference to the Stockholder Support Agreement, a copy of which has been filed with the SEC as an exhibit to infoUSA’s Schedule TO. The Stockholder Support Agreement may be examined and copies may be obtained at the places set forth in Section 9 (“Certain Information Concerning the Purchaser and infoUSA”), or downloaded for free at the SEC’s web site at www.sec.gov.

      Tender of Shares. Mr. Kahn has agreed to tender all of his Shares (including any additional Shares he obtains after April 29, 2004) in the Offer, within ten business days of the commencement of the Offer, and not to withdraw such Shares from the Offer unless the Offer is terminated.

      Voting Agreement. During the time the Stockholder Support Agreement is in effect, Mr. Kahn has irrevocably and unconditionally agreed to vote or cause to be voted all Shares that he is entitled to vote at the time of any vote of stockholders, (i) in favor of the approval and adoption of the Merger Agreement and in favor of the transactions contemplated thereby, (ii) against any proposal or transaction which could prevent or delay the consummation of the transactions contemplated by the Merger Agreement, (iii) against any corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the Merger. Such obligations apply equally to any action taken by written consent.

      Proxy. Mr. Kahn has revoked any and all previous proxies granted with respect to Shares owned by him. Mr. Kahn has granted a limited irrevocable proxy appointing the Purchaser as his attorney-in-fact and proxy to vote, express consent or dissent, or otherwise to utilize such voting power with respect to the matters described in the preceding paragraph, as the Purchaser shall deem proper with respect to such Shares.

      Representations and Covenants. Mr. Kahn has represented and warranted that he is the beneficial owner of the Shares covered by the Stockholder Support Agreement and that such Shares are the only Shares beneficially owned by him. He has also agreed that, except as contemplated by the Stockholder Support Agreement, he will not, without the prior written consent of the Purchaser, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shares owned by him, or (ii) sell, assign, transfer, encumber, or otherwise dispose of, or enter into any contract, option, or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance, or other disposition of, any Shares owned by him during the term of the Stockholder Support Agreement. He has also agreed not to seek or solicit any such sale, assignment, transfer, encumbrance, or other disposition or any such contract, option, or other arrangement or assignment or understanding and to notify the Purchaser promptly and to provide all details requested by the Purchaser if he is approached or solicited, directly or indirectly, by any person regarding the foregoing.

      Termination. The Stockholder Support Agreement will terminate upon the earliest to occur of (i) tender and acceptance of the Shares held by Mr. Kahn, (ii) the consummation of the Merger, (iii) the six-month anniversary of the date of the Stockholder Support Agreement, or (iv) the termination of the Merger Agreement.

Confidentiality Agreement

      The following is a summary of certain provisions of the Confidentiality Agreement by, and between infoUSA and OneSource, dated October 22, 2003 (the “Confidentiality Agreement”). The summary is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which has been filed with the SEC as an exhibit to infoUSA’s Schedule TO. The Confidentiality Agreement may be examined and copies may be obtained at the places set forth in Section 9 (“Certain Information Concerning the Purchaser and infoUSA”), or downloaded for free at the SEC’s web site at www.sec.gov.

      Nondisclosure. infoUSA agreed that infoUSA and its representatives will keep information disclosed by OneSource in connection with the transactions contemplated by the Merger Agreement confidential, will not disclose such information unless required by law or consented to by OneSource, and will not use the information for any purpose other than the evaluation of a transaction with OneSource. infoUSA can reveal such information to representatives who need to know the information in connection with the evaluation of the transactions contemplated by the Merger Agreement, who have been advised that the information is confidential, and who agree to abide by the terms of the Confidentiality Agreement. infoUSA and its representatives have further agreed not to purchase or sell securities of OneSource on the basis of such information unless the information has been disclosed to the public.

      Nonsolicitation. infoUSA agreed that for a period of one year from the date of the Confidentiality Agreement, it will not directly or indirectly solicit for employment or hire any employee of OneSource or any of its subsidiaries. infoUSA is not prohibited from employing any person that responds to a general employment solicitation.

      Future Conduct of infoUSA. infoUSA has agreed that neither infoUSA nor its affiliates will, without the prior consent of OneSource, (i) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or direct or indirect rights to acquire any voting securities of OneSource or any subsidiary of OneSource, or of any successor to or person in control of OneSource, or any assets of OneSource or any subsidiary or division of OneSource or such successor or controlling person, (ii) make, or in any way participate in, directly or indirectly, any solicitation of proxies to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of OneSource, (iii) make any public announcement with respect to, or submit a proposal for, or offer of any extraordinary transaction involving OneSource or its securities or assets, (iv) form, join or in any way participate in a “group” (as defined in Section 13(d)(3) of the Exchange Act) in connection with the foregoing actions, or (v) request that OneSource or its representatives amend or waive any of the foregoing restrictions.

Section 13.     Dividends and Distributions

      As described above, the Merger Agreement provides that, from the date of the Merger Agreement until the Effective Time (unless infoUSA agrees otherwise), OneSource shall not, and shall not permit any of its subsidiaries to, declare, set aside, or pay any dividends on (whether in cash, stock, or property) or make any other distributions in respect of, any of its capital stock (except for dividends paid by direct or indirect wholly-owned subsidiaries to OneSource with respect to capital stock).

Section 14.     Certain Conditions to the Offer

      For purposes of this Section 14, capitalized terms used herein and not otherwise defined have the meanings assigned to them in the Merger Agreement. The Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser’s obligation to pay for or return tendered Shares promptly after expiration or termination of the Offer), to pay for any Shares tendered pursuant to the Offer, and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any Shares tendered, and may amend or terminate the Offer (if no Shares have theretofore been purchased or paid for) if, by the Expiration Date of the Offer (as it may be extended in accordance with Section 1.01 of the Merger Agreement), (i) the Minimum Condition shall not have been satisfied, (ii) any applicable waiting periods under the HSR Act shall not have expired or been terminated, or (iii) at any time on or after the date of the Merger Agreement and before acceptance for payment of such Shares any of the following events shall occur:

      (A) A Governmental Authority shall have enacted, issued, promulgated, enforced, or entered any Order that is then in effect, or shall have taken action that has a reasonable likelihood of resulting in an Order, and such Order has (or if enacted, issued, promulgated, enforced, or entered would reasonably be expected to have) the effect of (i) preventing or prohibiting consummation of the Offer or Merger, (ii) prohibiting or imposing any material limitation on the ownership or operation by the Purchaser, infoUSA, the Surviving Corporation, or any of their respective subsidiaries of, or to compel the Purchaser, infoUSA, the Surviving Corporation, or any of their respective subsidiaries to dispose of or hold separate, any material portion of the business or assets of infoUSA, OneSource, or any of their respective subsidiaries, as a result of the Offer, the Merger, or any of the other Transactions, or (iii) otherwise imposing material limitations on the ability of the Purchaser and infoUSA effectively to acquire or hold the business or operations of OneSource or its subsidiaries; provided, however, that each of the parties hereto shall use their commercially reasonable efforts to have any such Order vacated;

      (B) There shall have occurred any general suspension of trading in, or limitation on prices for, securities on the Nasdaq National Market;

      (C) The representations and warranties of OneSource set forth in the Merger Agreement shall not be true and correct (i) as of the date of the Merger Agreement, and (ii) as of the date of the expiration of the Offer as though then made on and as of that date, except for those representations and warranties that address matters only as of a particular date (in which case such representations shall be true and correct as of such date); provided that, for purposes of this clause (C) and Sections 7.04(b) of the Merger Agreement the representations and warranties shall be read as though none of them contained any Material Adverse Effect or materiality qualifications, and provided, further, that this condition shall be deemed satisfied unless the effect of all such breaches of representations and warranties taken together has had, or would reasonably be expected to have, a Material Adverse Effect to OneSource;

      (D) The U.S. Federal Reserve Board or any other Federal Governmental Authority shall have declared a general banking moratorium or general suspension of payments in respect of banks or any limitation (whether or not mandatory) on the extension of credit by banks or other lending institutions in the United States; or

      (E) The Merger Agreement shall have been terminated in accordance with its terms.

      The foregoing conditions are for the sole benefit of the Purchaser and its affiliates and may be asserted by the Purchaser regardless of the circumstances (other than any action or inaction by infoUSA, the Purchaser, or any of their affiliates) giving rise to any such condition or may be waived by the Purchaser, in whole or in part, from time to time in its sole discretion, except as otherwise provided in the Merger Agreement. The failure by the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right and may be asserted at any time and from time to time.

      Should the Offer be terminated pursuant to the foregoing provisions, all tendered Shares not theretofore accepted for payment shall forthwith be returned by the Depositary to the tendering stockholders.

      A public announcement will be made of a material change in, or waiver of, such conditions to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act, and the Offer will be extended in connection with any such change or waiver to the extent required by such rules.

Section 15.     Certain Legal Matters and Regulatory Approvals

      General. The Purchaser is not aware of any material pending legal proceeding relating to the Offer. Except as otherwise set forth in this Offer to Purchase, based upon an examination of publicly-available information filed by OneSource with the SEC, neither the Purchaser nor infoUSA is aware of (i) any license or other regulatory permit that appears to be material to the business of OneSource and its subsidiaries, taken as a whole, that might be adversely affected by the Purchaser’s acquisition of Shares (and the indirect acquisition of the stock of OneSource’s subsidiaries) pursuant to the Offer or the Merger, or (ii) any filings, approvals or other actions by or with any domestic (Federal or state), foreign or supranational governmental authority or administrative or regulatory agency that would be required prior to the acquisition of Shares (or the indirect acquisition of the stock of OneSource’s subsidiaries) by the Purchaser as contemplated herein. Should any such approval or other action be required, it is the Purchaser’s present intention to seek such approval or action. However, except as otherwise set forth in this Offer to Purchase, the Purchaser does not presently intend to delay the purchase of Shares tendered pursuant to the Offer pending the receipt of any such approval or the taking of any such action (subject to the Purchaser’s right to delay or decline to purchase Shares if any of the conditions in Section 14 shall not have been satisfied). There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the business of OneSource, infoUSA, or the Purchaser or that certain parts of the businesses of OneSource, infoUSA, or the Purchaser might not have to be disposed of or held separate, or other substantial conditions complied with in order to obtain such approval or other action, any of which could cause the Purchaser, subject to the terms of the Merger Agreement, to elect to terminate the Offer without the purchase of the Shares thereunder. The Purchaser’s obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions discussed in Section 14 (“Certain Conditions to the Offer”), including conditions relating to the legal matters discussed in this Section 15.

      State Takeover Statutes — Delaware. OneSource is incorporated under the laws of the State of Delaware and is subject to the provisions of Section 203 of the DGCL regulating certain business combinations. Section 203 of the DGCL limits the ability of a Delaware corporation to engage in business combinations with an “interested stockholder” (defined generally as any beneficial owner of 15% or more of the outstanding voting stock in the corporation) within three years of the date such person became an interested stockholder, unless, among other things, the corporation’s board of directors has given its prior approval to either the business combination or the transaction which resulted in the person becoming an “interested stockholder.” Prior to the execution of the Merger Agreement, the OneSource Board approved the Merger Agreement, the Offer, and the Merger. Accordingly, the Purchaser and infoUSA believe that Section 203 of the DGCL is inapplicable to the Offer and the Merger.

      State Takeover Statutes — Other. A number of other states have also adopted takeover laws and regulations which purport to varying degrees to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, principal executive offices, or principal places of business therein. OneSource, directly or through its subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described herein, the Purchaser does not know whether any of these state laws will, by their terms, apply to the Offer or the Merger and has not complied with any such laws. To the extent that certain provisions of these state takeover statutes purport to apply to the Offer, the Purchaser believes that such laws conflict with Federal law and constitute an unconstitutional burden on interstate commerce. In 1982, the Supreme Court of the United States, in Edgar v. MITE Corp., invalidated on constitutional grounds the Illinois Business Takeovers Act, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could, as a matter of corporate law and in particular those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions. Subsequently, a number of Federal courts have ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment.

      Should any person seek to apply any state takeover law to the transactions contemplated by the Merger Agreement, including the Offer and the Merger, the Purchaser will take reasonable efforts to resist such application, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, as applicable, the Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, the Purchaser might be unable to accept for payment or pay for any Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer and the Merger. In such case, the Purchaser may not be obligated to accept for payment, or pay for, any Shares tendered.

      Appraisal Rights. Appraisal rights are not available in connection with the Offer. However, appraisal rights may be available in connection with the Merger.

      Under the DGCL, no appraisal rights exist for shares of stock of a constituent corporation in a merger or consolidation if the shares are listed on a national securities exchange or the Nasdaq National Market or are held by more than 2,000 record stockholders. However, even in those circumstances, appraisal rights will exist if the stockholders receive in the Merger anything other than the following:

•	shares of stock of the surviving corporation;

•	shares of stock of any other corporation that will be listed on a national securities exchange or the Nasdaq National Market or will be held by more than 2,000 record stockholders;

•	cash in lieu of fractional shares; or

•	any combination of the foregoing.

      Because OneSource will no longer be traded on the Nasdaq National Market at the Effective Time, and because the Merger Consideration will consist of cash and not stock of the surviving corporation, a corporation listed on a national securities exchange or the Nasdaq National Market, or a corporation with more than 2,000 record stockholders, OneSource stockholders who do not tender their Shares will have appraisal rights if they take the actions necessary to perfect such rights.

      If the Merger is completed, stockholders who have not tendered their Shares to the Purchaser will have the right under the DGCL to dissent from the Merger and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Stockholders who perfect appraisal rights by complying with the procedures set forth in Section 262 of the DGCL will be entitled to an appraisal by the Delaware Court of Chancery of the fair value of the shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger. In addition, dissenting stockholders may be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their shares.

      Under the Merger Agreement, OneSource is required to give prompt written notice of any demand for appraisal to infoUSA and the Purchaser, and infoUSA has the right to direct all related negotiations and proceedings, and to approve in advance any payments, settlements, or offers to settle any such demands. Following the Effective Time, infoUSA intends to cause the Surviving Corporation to argue in any appraisal proceeding that, for purposes of the proceeding, the fair value of each share of OneSource is less than or equal to the Merger Consideration of $8.85 per Share.

      Note that the opinions of investment banking firms (including the opinion of OneSource’s financial advisor rendered in connection with the Merger Agreement, the Merger, and the Offer) as to the fairness from a financial point of view are not necessarily opinions as to “fair value” under the DGCL.

      This summary of the rights of dissenting stockholders under the DGCL is not a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under the DGCL.

The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. See Section 262 of the DGCL, a copy which is attached to this Offer to Purchase as Schedule II.

      “Going Private” Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which the Purchaser seeks to acquire the remaining Shares not held by it. The Purchaser believes, however, that Rule 13e-3 is not applicable to the Merger. Rule 13e-3 requires, among other things, that certain financial information concerning OneSource and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction, be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

      Stockholder Approval. Under the DGCL, the approval of the OneSource Board and the affirmative vote of the holders of a majority of the outstanding Shares are required to approve the Merger Agreement and the Merger. OneSource has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by OneSource and the consummation by OneSource of the transactions contemplated therein have been duly authorized by all necessary corporate action on the part of OneSource, subject to the approval of the Merger Agreement and the Merger by the stockholders of OneSource in accordance with OneSource’s Second Amended and Restated Certificate of Incorporation. In addition, OneSource has represented that the affirmative vote of the holders of a majority of the outstanding Shares is the only vote of the holders of any of OneSource’s capital stock necessary in connection with the consummation of the Merger. Therefore, unless the Merger is consummated in accordance with the short-form merger provisions under the DGCL described below, the only remaining corporate action of OneSource after the Offer will be the approval of the Merger Agreement and the Merger by the affirmative vote of the holders of a majority of the Shares. The Merger Agreement provides that infoUSA will vote all Shares beneficially owned by it in favor of the approval of the Merger Agreement at the OneSource stockholders’ meeting. If the Offer is consummated, the Purchaser will own at least 51% of the then-outstanding Shares and will be able to approve the Merger Agreement and the Merger even if no other OneSource stockholder votes in favor of such approval.

      Short-Form Merger. Section 253 of the DGCL provides, among other things, that, if the parent corporation owns at least 90% of the outstanding shares of each voting class of a subsidiary corporation, the merger of the subsidiary corporation and the parent corporation may be effected by a resolution adopted and approved by the board of directors of the parent corporation and the appropriate filings with the Delaware Secretary of State, without any action or vote on the part of the stockholders of the subsidiary corporation. Under the DGCL, if the Purchaser acquires at least 90% of outstanding OneSource Shares, the Purchaser will be able to effect the Merger without a vote of the other stockholders of OneSource. In such event, infoUSA, the Purchaser, and OneSource have agreed in the Merger Agreement to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of OneSource stockholders. In the event that less than 90% of the Shares then-outstanding are tendered pursuant to the Offer, the Purchaser may provide a Subsequent Offering Period so that the Merger may be consummated as described in this paragraph. If the Purchaser does not acquire at least 90% of the then-outstanding Shares pursuant to the Offer or otherwise, and a meeting of OneSource stockholders is therefore required under the DGCL, a longer period of time will be required to effect the Merger.

      Antitrust. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The acquisition of Shares by the Purchaser pursuant to the Offer is subject to the HSR Act requirements.

      Under the provisions of the HSR Act applicable to the purchase of Shares pursuant to the Offer, such purchase may not be made until the expiration of a 15-calendar day waiting period following the required filing of a Pre-merger Notification and Report Form under the HSR Act by infoUSA, which

infoUSA intends to submit as soon as practicable after the date hereof. The waiting period under the HSR Act would expire at 11:59 p.m., New York City time, 15 days after the filing date, unless early termination of the waiting period were granted or infoUSA received a request from the Antitrust Division or the FTC for additional information or documentary material prior thereto. If such a request were made, the waiting period applicable to the Offer will expire on the tenth calendar day after the date of substantial compliance by infoUSA with such request. Thereafter, the waiting period may be extended by court order or by consent of infoUSA. Although OneSource is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Offer, neither OneSource’s failure to make such filings nor a request to OneSource from the Antitrust Division or the FTC for additional information or documentary material will extend the waiting period.

      The waiting period under the HSR Act may be terminated by the FTC and the Antitrust Division prior to its expiration. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early if requested by infoUSA and OneSource. Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting period under the HSR Act. Subject to Section 4 of this Offer to Purchase, any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. If the Purchaser’s acquisition of Shares is delayed due to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer will be extended in certain circumstances. See Section 1 (“Terms of the Offer; Expiration Date”).

      No separate HSR Act requirements with respect to the Merger Agreement or the Merger will apply if the 15-day waiting period relating to the Offer (as described above) has expired or been terminated. However, if the Offer is withdrawn or if the filing relating to the Offer is withdrawn prior to the expiration or termination of the 15-day waiting period relating to the Offer, the Merger may not be consummated until 30 calendar days after receipt by the Antitrust Division and the FTC of the Pre-merger Notification and Report Forms of both infoUSA and OneSource, unless the 30-day period is earlier terminated by the Antitrust Division and the FTC. Within such 30-day period, the Antitrust Division or the FTC may request additional information or documentary materials from infoUSA or OneSource, in which event, the acquisition of Shares pursuant to the Merger may not be consummated until 20 days after both infoUSA and OneSource, as applicable, substantially comply with such requests. Thereafter, the waiting periods may be extended only by court order or by consent.

      The FTC and the Antitrust Division have the authority to scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by the Purchaser pursuant to the Offer. At any time before or after the purchase by the Purchaser of Shares pursuant to the Offer, either the FTC or the Antitrust Division could take such action under their statutory authority as they deem necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by the Purchaser or the divestiture of substantial assets of infoUSA, OneSource, or any of their respective subsidiaries. Private parties and state attorneys general may also bring legal action under Federal or state antitrust laws under certain circumstances. Although the Purchaser believes that the acquisition of Shares pursuant to the Offer would not violate the antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or the outcome of any such challenge.

Section 16.	Fees and Expenses.

      The Purchaser and infoUSA have retained D.F. King & Co., Inc. to be the Information Agent and Wells Fargo Bank, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph, and personal interview and may request banks, brokers, dealers, and other nominees to forward materials relating to the Offer to beneficial owners of Shares. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under Federal securities laws.

      Neither infoUSA nor the Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary, to the Information Agent and, in the event that the laws of one or more jurisdictions require the Offer to be made by a licensed broker or dealer, to a broker or dealer licensed in such jurisdiction) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, and trust companies will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

Section 17.	Miscellaneous.

      The Offer is being made solely by this Offer to Purchase and the related Letter of Transmittal and is being made to all holders of Shares. The Purchaser is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, the Purchaser will make a good faith effort to comply with any such state statute or seek to have such statute declared inapplicable to the Offer. If after such good faith effort, the Purchaser cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky, or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

      No person has been authorized to give any information or to make any representation on behalf of the Purchaser or infoUSA not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

      The Purchaser and infoUSA have filed with the SEC a Schedule TO (including exhibits) pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. Such statement and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the offices of the SEC (except that they will not be available at the regional offices of the SEC) in the manner set forth in Section 9 (“Certain Information Concerning the Purchaser and infoUSA”) of this Offer to Purchase.

OSIS ACQUISITION CORP.

May 6, 2004

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS

1.	Directors and Executive Officers of infoUSA Inc.

      The following table sets forth the name, business address, present principal occupation or employment and five-year employment history of the directors and executive officers of infoUSA Inc. The business address of each director and executive officer is South 86th Circle, Omaha, Nebraska 68127. Unless otherwise indicated, each occupation or employment set forth opposite an individual’s name refers to occupation or employment with infoUSA Inc.

Name and
Business	Present Principal Occupation or Employment and Material
Address	Positions Held During the Past Five Years	Citizenship

Vinod Gupta	Vinod Gupta is the founder of infoUSA and has been Chairman of the Board of infoUSA since its incorporation in 1972. Mr. Gupta served as Chief Executive Officer of infoUSA from the time of its incorporation in 1972 until September 1997, and from August 1998 to the present. Mr. Gupta is also a director of two funds in the mutual fund family of Everest Funds Management, LLC, located at 5805 South 86th Circle, P.O. Box 27395, Omaha, Nebraska 68127.	United States
Raj Das	Raj Das has served as Chief Financial Officer of infoUSA since September 2003. Over the last ten years, Mr. Das worked in investment banking, most recently as a Vice President for Ladenburg Thalmann & Co. Inc., located at 590 Madison Avenue, New York, New York 10022, from April 2002 to August 2003, where he specialized in merger and acquisition and private equity transactions in the technology and media sectors. Prior to that, Mr. Das was a Vice President in the Technology Investment Banking Group at Bear, Stearns & Co. Inc. located at 383 Madison Avenue, New York, New York 10179, from August 2000 to October 2001, where he focused primarily on wireless and enterprise software, services, and infrastructure companies. Prior to that, Mr. Das was a Vice President in the Information and Internet Services Group at ING Barings LLC, located at 55 E. 52nd St., New York, New York 10055, from February 1998 to August 2000, where he focused on advertising agencies, transaction processors, IT outsourcers, and Internet and marketing services providers.	United States
Timothy F. Hoffman	Timothy F. Hoffman has served as Chief Accounting Officer of infoUSA since August 2003. Prior to that, Mr. Hoffman served as Vice President of Finance and Chief Financial Officer of Donnelley Marketing, Inc., a subsidiary of infoUSA and a direct marketing solution provider targeting large size firms, from March 2001 to July 2003. Donnelley Marketing, Inc. is located at 5711 South 86th Circle, Omaha, Nebraska 68127. He has also served as Vice President of Finance from August 2000 to February 2001 and as Director of Accounting and SEC Reporting from January 1996 to July 2000 at Donnelley Marketing.	United States
Fred Vakili	Fred Vakili has served as Executive Vice President of Administration and Chief Administrative Officer of infoUSA since August 1998.	United States

Name and
Business	Present Principal Occupation or Employment and Material
Address	Positions Held During the Past Five Years	Citizenship

Raymond T. Butkus	Ray Butkus has served as President of the Donnelley Group, a group of infoUSA subsidiaries consisting of direct marketing solution providers targeting large size firms, since December 2002. Mr. Butkus previously served as President and Chief Operating Officer of Naviant Marketing Solutions, a provider of e-marketing solutions located in Newtown Square, Pennsylvania from early 1999 until the successful merger of infoUSA with Naviant Markets Group in late 2001. Mr. Butkus was the Vice President and General Manager for the IQ2 Net division of Intelliquest, a provider of marketing research for the technology and Internet industries located at 1250 South Capital of Texas Highway, Building One, Suite 600, Austin, Texas 78746, from January 1998 through August 1999.	United States
D. Joseph Thayer	D. Joseph Thayer has served as President of the infoUSA Group since May 1999, as Senior Vice President of the infoUSA Vertical Markets Group from October 1997 to May 1999, and as a Vice President and General Manager since joining infoUSA in 1993.	United States
Monica Messer	Monica Messer has served as President of the Database Compilation and Technology Group and Chief Information Officer of infoUSA since February 1997.	United States
Edward C. Mallin	Edward C. Mallin has served as President of Walter Karl, a subsidiary of infoUSA and a division of the Donnelley Group that provides list brokerage, list management services and an array of database services to a broad range of direct marketing clients, since June 1998.	United States
Harold W. Andersen	Harold W. Andersen has served as a director of infoUSA since September 1993. Mr. Andersen is currently a Contributing Editor to the Omaha World Herald, a publication of the Omaha World Herald Company, a newspaper publishing company located at 1334 Dodge Street, World Herald Square, Omaha, Nebraska 68102. Mr. Andersen is also a director of two funds in the mutual fund family of Everest Funds Management, LLC, located at 5805 S. 86th Circle, P.O. Box 27395, Omaha, Nebraska 68127.	United States
Elliot S. Kaplan	Elliot S. Kaplan has served as a director of infoUSA since May 1988. He is a name partner and former Chairman of the Executive Board of the law firm of Robins, Kaplan, Miller & Ciresi L.L.P., which serves as outside general counsel to infoUSA. Mr. Kaplan has practiced law continuously with that firm since 1961. Mr. Kaplan is also a director and officer of Best Buy Co., Inc., a specialty retailer of consumer electronics, home-office products, entertainment software, appliances and related services, located at 7601 Penn Avenue South, Richfield, Minnesota 55423.	United States
Richard J. Borda	Richard J. Borda has served as a director of infoUSA since February 2003. Prior to his retirement in 1990, Mr. Borda was Vice Chairman and Chief Financial Officer of life insurance provider National Life Insurance Company located at 1 National Life Drive, Montpelier, Vermont 05604, from 1985 to 1990, and Chairman and Chief Executive Officer of mutual fund company Sentinel Group Funds, Inc., located at 1 National Life Dr., Montpelier, Vermont 05604, from 1986 to 1990.	United States
Dennis P. Walker	Dennis P. Walker has served as a director of infoUSA since February 2003. Mr. Walker has been President and Chief Executive Officer of Jet Linx Aviation, a corporate jet fractional ownership company located at 3910 Amelia Earhart Plaza, Omaha, Nebraska 68110, since May 1999. From 1988 to 2002, he was Executive Vice President of Memberworks, Inc., a telemarketing company which he co-founded located at 680 Washington Boulevard, Suite 1100, Stamford, Connecticut 06901-3709.	United States

Name and
Business	Present Principal Occupation or Employment and Material
Address	Positions Held During the Past Five Years	Citizenship

Dr. George F. Haddix	Dr. George F. Haddix has served as a director of infoUSA since March 1995. Dr. Haddix is Chairman and Chief Executive Officer of PKW Holdings, Inc. and PKWARE, INC., computer software companies headquartered in Brown Deer, Wisconsin. Dr. Haddix is currently a director of CSG Systems International, Inc.	United States
Dr. Vasant H. Raval	Dr. Vasant H. Raval has served as a director of infoUSA since October 2002. Dr. Raval has been Professor and Chair of the Department of Accounting at Creighton University located at 2500 California Plaza in Omaha, Nebraska 68178, since July 2001. He joined the Creighton University faculty in 1981 and has served as Professor of Accounting and Associate Dean and Director of Graduate Programs at Creighton’s College of Business Administration. Dr. Raval is a director of Syntel Inc., an electronic business solutions provider located at 525 E. Big Beaver Road, Suite 300, Troy, Michigan 48083.	United States

2.	Directors and Executive Officers of OSIS Acquisition Corp.

      The following table sets forth the name, business address, present principal occupation or employment and five-year employment history of the directors and executive officers of OSIS Acquisition Corp. The business address of each director and executive officer is South 86th Circle, Omaha, Nebraska, 68127.

Name and
Business	Present Principal Occupation or Employment and Material Positions
Address	Held During the Past Five Years	Citizenship

Vinod Gupta	Vinod Gupta has been a director and the Chief Executive Officer of OSIS Acquisition Corp. since April 2004. Mr. Gupta is the founder of infoUSA and has been Chairman of the Board of infoUSA since its incorporation in 1972. Mr. Gupta served as Chief Executive Officer of infoUSA from the time of its incorporation in 1972 until September 1997, and from August 1998 to the present. Mr. Gupta is also a director of two funds in the mutual fund family of Everest Funds Management, LLC, located at 5805 South 86th Circle, P.O. Box 27395, Omaha, Nebraska 68127.	United States
Raj Das	Raj Das has served as a director and Chief Financial Officer of OSIS Acquisition Corp. since April 2004. Mr. Das has served as Chief Financial Officer of infoUSA since September 2003. Over the last ten years, Mr. Das worked in investment banking, most recently as a Vice President for Ladenburg Thalmann & Co. Inc. located at 590 Madison Avenue, New York, New York 10022, from April 2002 to August 2003, where he specialized in merger and acquisition and private equity transactions in the technology and media sectors. Prior to that, Mr. Das was a Vice President in the Technology Investment Banking Group at Bear, Stearns & Co. Inc. located at 383 Madison Avenue, New York, New York 10179, from August 2000 to October 2001, where he focused primarily on wireless and enterprise software, services, and infrastructure companies. Prior to that, Mr. Das was a Vice President in the Information and Internet Services Group at ING Barings LLC, located at 55 E. 52nd St., New York, New York 10055, from February 1998 to August 2000, where he focused on advertising agencies, transaction processors, IT outsourcers, and Internet and marketing services providers.	United States
Fred Vakili	Fred Vakili has served as Chief Administrative Officer and Secretary of OSIS Acquisition Corp. since April 2004. Mr. Vakili has served as Executive Vice President of Administration and Chief Administrative Officer of infoUSA since August 1998.	United States

SCHEDULE II

SECTION 262 OF THE

DELAWARE GENERAL CORPORATION LAW

      Set forth below is Section 262 of the General Corporation Law of the State of Delaware regarding appraisal rights, which rights will only be available in connection with the Merger.

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262.	Appraisal rights.

      (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

      (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

      (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

      (d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within ten days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

      (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

      (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

      (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

      (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

      (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

      (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

      (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

      (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

      The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

The Depositary for the Offer Is:

Wells Fargo Bank, N.A.

By Mail:	By Hand, Overnight Courier, Certified or Express Mail:	By Hand in New York:
Wells Fargo Bank, N.A	Wells Fargo Bank, N.A.	c/o Depository Trust Company
Shareowner Services	Shareowner Services	55 Water Street
Corporate Actions Department	Corporate Actions Department	New York, NY 10041
P.O. Box 64858	161 North Concord Exchange
St. Paul, MN 55164-0858	South St. Paul, MN 55075

      Any questions and requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal and related materials may be directed to the Information Agent at its address and telephone number set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer Is:

D.F. King & Co., Inc.
48 Wall Street
New York, NY 10005
(212) 269-5550 (call collect)
(800) 769-4414 (call toll-free)